SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K


                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


For the month of                       November                          2006
                         --------------------------------------      -----------
Commission File Number                000-51034
                         --------------------------------------

                            ACE Aviation Holdings Inc.
-------------------------------------------------------------------------------
                 (Translation of registrant's name into English)

      5100 de Maisonneuve Boulevard West, Montreal, Quebec, Canada, H4A 3T2
-------------------------------------------------------------------------------
                    (Address of principal executive offices)

         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

          Form 20-F                       Form 40-F       X
                    ----------------                ----------------

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____


         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____


         Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

               Yes                              No         X
                    ------------------              ------------------

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____________

===============================================================================

                                 DOCUMENT INDEX

Documents

1.       Quarter 3 2006 Interim Unaudited Consolidated Financial Statements and
         Notes.

2. Quarter 3 2006 Management's Discussion and Analysis of Results of Operations and Financial Condition.

3.       Form 52-109F2 Certification of Interim Filings - CEO.

4.       Form 52-109F2 Certification of Interim Filings - CFO.

This Report on Form 6-K is incorporated by reference into the Registration Statements on Form S-8 of the Registrant, which were originally filed with the Securities and Exchange Commission on February 8, 2005 (File No. 333-122635) and on October 26, 2005 (File No. 333-129248).

                                                                      Document 1

[ACE AVIATION LOGO OMITTED]



                                 Quarter 3 2006

                    Interim Unaudited Consolidated Financial

                              Statements and Notes








                [ACE AVIATION'S AND SUBSIDIARIES' LOGOS OMITTED]







                                                                November 9, 2006

[ACE AVIATION GRAPHIC OMMITTED]

                    Consolidated Statement of Operations and Retained Earnings

----------------------------------------------------------------------------------------------------------------------------
(in millions except per share figures - Canadian dollars)
(unaudited)                                                Three Months Ended September 30    Nine Months Ended September 30
                                                                     2006             2005             2006             2005
----------------------------------------------------------------------------------------------------------------------------
Operating revenues
 Passenger                                     note 11      $       2,564    $       2,461    $       6,873    $       6,300
 Cargo                                         note 11                157              162              460              444
 Other                                                                226              210              780              724
----------------------------------------------------------------------------------------------------------------------------
                                                                    2,947            2,833            8,113            7,468
Special charge for Aeroplan miles              note 2                (102)               -             (102)               -
----------------------------------------------------------------------------------------------------------------------------
                                                                    2,845            2,833            8,011            7,468
----------------------------------------------------------------------------------------------------------------------------
Operating expenses
 Salaries, wages and benefit                                          641              635            1,919            1,870
 Aircraft fuel                                                        762              675            1,962            1,620
 Aircraft rent                                                        108              112              334              300
 Airport and navigation fees                                          275              259              750              702
 Aircraft maintenance, materials and supplies                         100               80              347              263
 Communications and information technology                             70               75              217              230
 Food, beverages and supplies                                          93               94              255              253
 Depreciation, amortization and obsolescence                          145              118              419              357
 Commissions                                                           61               68              188              206
 Special charge for labour restructuring        note 7                  -                -               33                -
 Other                                                                387              396            1,265            1,178
----------------------------------------------------------------------------------------------------------------------------
                                                                    2,642            2,512            7,689            6,979
----------------------------------------------------------------------------------------------------------------------------
Operating income                                                      203              321              322              489
----------------------------------------------------------------------------------------------------------------------------
Non-operating income (expense)
 Interest income                                                       33               20               84               47
 Interest expense                                                     (94)             (76)            (273)            (228)
 Interest capitalized                                                  18                2               40                8
 Gain on sale of US Airways shares              note 4                 52                -              152                -
 Gain (loss) on sale of assets and provisions on assets                (4)               2                -                2
 Dilution gain                                  note 9                  -                -              220              190
 Other                                          note 13               (17)              14              (14)             (16)
----------------------------------------------------------------------------------------------------------------------------
                                                                      (12)             (38)             209               3
----------------------------------------------------------------------------------------------------------------------------
Income before the following items                                     191              283              531              492

Non-controlling interest                                              (19)              (9)             (53)             (16)

Foreign exchange gain (loss)                                           (3)             125              117               57

Provision for income taxes                                            (66)            (128)            (138)            (170)
----------------------------------------------------------------------------------------------------------------------------
Income for the period                                        $        103     $        271     $        457     $        363
----------------------------------------------------------------------------------------------------------------------------
Retained earnings, beginning of period as originally
 reported                                                             756              249              415              157
Adjustment related to change in accounting     note 1
 policy                                                                 -              (16)             (13)             (16)
----------------------------------------------------------------------------------------------------------------------------
Retained earnings, beginning of period as restated                    756              233              402              141
----------------------------------------------------------------------------------------------------------------------------
Retained earnings, end of period                             $        859     $        504     $        859     $        504
----------------------------------------------------------------------------------------------------------------------------
Earnings per share (restated)                  note 1
 - Basic                                                     $       1.01     $       2.67     $       4.49     $       3.75
============================================================================================================================
 - Diluted                                                   $       0.95     $       2.33     $       4.11     $       3.39
============================================================================================================================

The accompanying notes are an integral part of the consolidated financial statements.

[ACE AVIATION    GRAPHIC OMMITTED]

                                  Consolidated Statement of Financial Position

-----------------------------------------------------------------------------------------------------------------
(in millions except per share figures - Canadian dollars)
(unaudited)                                                            September 30, 2006       December 31, 2005
-----------------------------------------------------------------------------------------------------------------
ASSETS

Current
 Cash and cash equivalents                                                  $       1,747           $       1,565
 Short-term investments                                                             1,139                     616
-----------------------------------------------------------------------------------------------------------------
                                                                                    2,886                   2,181
 Restricted cash                                                                       51                      86
 Accounts receivable                                                                  824                     637
 Spare parts, materials and supplies                                                  269                     325
 Prepaid expenses and other current assets                                             97                     125
-----------------------------------------------------------------------------------------------------------------
                                                                                    4,127                   3,354

Property and equipment                                                              5,822                   5,494
Deferred charges                                                                      122                     145
Intangible assets                                     note 10                       2,193                   2,462
Investments and other assets                                                          329                     392
-----------------------------------------------------------------------------------------------------------------
                                                                           $       12,593          $       11,847
-----------------------------------------------------------------------------------------------------------------
LIABILITIES
  Current
   Accounts payable and accrued liabilities                                 $       1,532           $       1,355
   Advance ticket sales                                                               811                     711
   Current portion of Aeroplan deferred revenues                                      772                     680
   Current portion of long-term debt and capital leases                               285                     265
-----------------------------------------------------------------------------------------------------------------
                                                                                    3,400                   3,011
  Long-term debt and capital leases                   note 5                        3,643                   3,543
  Convertible preferred shares                                                        161                     148
  Future income taxes                                                                 180                     221
  Pension and other benefit liabilities                                             2,006                   2,154
  Aeroplan deferred revenues                                                          978                     953
  Other long-term liabilities                                                         401                     446
-----------------------------------------------------------------------------------------------------------------
                                                                                   10,769                  10,476
-----------------------------------------------------------------------------------------------------------------
NON-CONTROLLING INTEREST                                                              225                     203

SHAREHOLDERS'  EQUITY
Share capital and other equity                        note 8                          714                     747
Contributed surplus                                   note 1                           26                      19
Retained earnings                                     note 1                          859                     402
-----------------------------------------------------------------------------------------------------------------
                                                                                    1,599                   1,168
-----------------------------------------------------------------------------------------------------------------
                                                                           $       12,593          $       11,847
-----------------------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of the consolidated financial statements.

Contingencies are described in Note 14.

[ACE AVIATION    GRAPHIC OMMITTED]

                                           Consolidated Statement of Cash Flow

----------------------------------------------------------------------------------------------------------------------------
(in millions of Canadian dollars)                          Three Months Ended September 30   Nine Months Ended September 30
(unaudited)
                                                                     2006            2005             2006              2005
----------------------------------------------------------------------------------------------------------------------------
Cash flows from (used for)

Operating
 Income for the period                                       $        103    $        271    $         457      $        363

 Adjustments to reconcile to net cash provided by operations
      Depreciation, amortization and obsolescence                     145             118              419               357
      Gain on sale of US Airways shares        note 4                 (52)              -             (152)                -
      (Gain) loss on sale of assets                                     4              (2)               -                (2)
      Dilution gain                            note 9                   -               -             (220)             (190)
      Foreign exchange (gain) loss                                      1            (149)            (129)              (94)
      Future income taxes                                              66             125              138               161
      Employee future benefit funding more than expense               (63)            (33)            (131)              (47)
      Decrease (increase) in accounts receivable                      (49)           (131)            (192)             (330)
      Decrease (increase) in spare parts, materials and supplies       12               3               47                (2)
      Increase (decrease) in accounts payable and accrued
       liabilities                                                    120              (7)             175                53
      Increase (decrease) in advance ticket sales, net
       of restricted cash                                            (239)           (155)             150               345
      Special charge for Aeroplan miles        note 2                 102               -              102                 -
      Other                                                             9             (52)              62                27
----------------------------------------------------------------------------------------------------------------------------
                                                                      159             (12)             726              641
----------------------------------------------------------------------------------------------------------------------------
Financing
 Issue of common shares                                                 -              (1)               3               442
 Issue of convertible notes                                             -               -                -               319
 Issue of Aeroplan units                                                -               -                -               232
 Issue of Jazz units                           note 9                   -               -              218                 -
 Credit facility borrowings - Aeroplan                                  -             (18)               -               300
 Credit facility borrowings - Jazz             note 5                   -               -              113                 -
 Aircraft related borrowings                   note 5                  99             213              321               213
 Reduction of long-term debt and capital lease
   obligations                                                        (58)            (67)            (207)             (834)
 Distributions paid to non-controlling interests                      (14)             (3)             (36)               (3)
 Other                                                                  -               1                -                (4)
----------------------------------------------------------------------------------------------------------------------------
                                                                       27             125              412               665
----------------------------------------------------------------------------------------------------------------------------
Investing
 Short-term investments                                              (372)            136             (523)           (1,219)
 Additions to capital assets                                         (213)           (316)            (692)             (411)
 Proceeds from sale of assets                                          40               4               40                41
 Investment in US Airways shares               note 4                   -             (87)               -               (87)
 Sale of US Airways shares                     note 4                  74               -              232                 -
 Proceeds from sale of Aeroplan units                                   -               -                -                35
 Proceeds from sale of Jazz units              note 9                   -               -               14                 -
 Cash collaterization of letters of credit                            (11)            (15)             (15)              (35)
 Other                                                                (12)              -              (12)                -
----------------------------------------------------------------------------------------------------------------------------
                                                                     (494)           (278)            (956)           (1,676)
----------------------------------------------------------------------------------------------------------------------------

Increase (decrease) in cash and cash equivalents                     (308)           (165)             182              (370)

Cash and cash equivalents, beginning of period                      2,055           1,276            1,565             1,481
----------------------------------------------------------------------------------------------------------------------------

Cash and cash equivalents, end of period                     $      1,747    $      1,111     $      1,747      $      1,111
----------------------------------------------------------------------------------------------------------------------------
Cash payments of interest                                    $         54    $         54     $        194      $        163
============================================================================================================================
Cash payments of income taxes                                $          3    $         11     $          9      $         20
============================================================================================================================

Cash and cash equivalents exclude Short-term investments of $1,139 as at September 30, 2006 ($616 as at December 31, 2005)

The accompanying notes are an integral part of the consolidated financial statements.

[ACE AVIATION GRAPHIC OMITTED]    Notes to the Consolidated Financial Statements
                                                                  Quarter 3 2006


For the period ended September 30, 2006 (unaudited)
(currencies in millions - Canadian dollars)

--------------------------------------------------------------------------------
1. NATURE OF OPERATIONS AND ACCOUNTING POLICIES
--------------------------------------------------------------------------------

ACE Aviation Holdings Inc. ("ACE") is the parent holding company of various transportation and other service companies and partnerships, which are operated through the following four reportable segments: Air Canada Services, Aeroplan Limited Partnership ("Aeroplan"), Jazz Air LP ("Jazz"), and ACTS Limited Partnership ("ACTS"). As at September 30, 2006, ACE holds a 100 percent ownership interest in the entities included in the Air Canada Services segment, a 75.3 percent direct ownership interest in Aeroplan, a 79.7 percent direct ownership interest in Jazz and a 100 percent ownership interest in ACTS.

The Air Canada Services segment includes the following principal operating companies and partnerships: Air Canada, ACGHS Limited Partnership ("ACGHS"), Touram Limited Partnership ("Air Canada Vacations") and AC Cargo Limited Partnership ("Air Canada Cargo"). The Air Canada Services segment is comprised of the entities previously included within the Transportation Services segment with the exception of the activities of the ACE stand-alone entity and certain consolidation adjustments that are now included within Corporate Items and Eliminations ("CIE"). As a result of these changes, the comparative segment disclosures have been restated to reflect the current reportable segment structure.

Reference to "Corporation" in the following notes to the consolidated financial statements refers, as the context may require, to ACE and its subsidiaries collectively, ACE and one or more of its subsidiaries, one or more of ACE's subsidiaries, or ACE itself.

The unaudited interim consolidated financial statements for the Corporation are based on the accounting policies consistent with those disclosed in Note 2 to the 2005 annual consolidated financial statements of ACE, with the exception of the policy on stock-based compensation for employees eligible to retire before the vesting period that is addressed below.

In accordance with Canadian generally accepted accounting principles ("GAAP"), these interim financial statements do not include all of the financial statement disclosures required for annual financial statements and should be read in conjunction with the 2005 annual consolidated financial statements of ACE. In management's opinion, the financial statements reflect all adjustments that are necessary for a fair presentation of the results for the interim periods presented.

The Corporation has historically experienced considerably greater demand for its services in the second and third quarters of the calendar year and significantly lower demand in the first and fourth quarters of the calendar year. This demand pattern is principally a result of the high number of leisure travelers and their preference for travel during the spring and summer months. The Corporation has substantial fixed costs in its cost structure that do not meaningfully fluctuate with passenger demand in the short-term.

EIC-162: Stock-Based Compensation for Employees Eligible to Retire Before the Vesting Date

On July 6, 2006, the Emerging Issues Committee of the Accounting Standards Board of Canada issued EIC-162 - Stock-based compensation for employees eligible to retire before the vesting date. EIC-162 requires that the compensation cost for a stock option award attributable to an employee who is eligible to retire at the grant date be recognized on the grant date, if the employee can retire from the entity at any point and the award's exercisability does not depend on continued service. It further requires that the compensation cost for a stock option award attributable to an employee who will become eligible to retire during the vesting period be recognized over the period from the grant date to the date the employee becomes eligible to retire. This accounting treatment should be applied retroactively, with restatement of prior periods, for financial statements ending on or after December 31, 2006. Earlier adoption is encouraged.

Prior to the adoption of EIC-162, the fair value of stock options granted was recognized as a charge to salaries and wages expense on a straight line basis over the applicable vesting period, without regard to when an employee was eligible to retire. EIC-162 is applicable to the Corporation as the terms of the Corporation's stock option plan specify that upon the retirement of the employee, options granted may be exercised as the rights to exercise accrue.

--------------------------------------------------------------------------------

[ACE AVIATION GRAPHIC OMITTED]    Notes to the Consolidated Financial Statements
                                                                  Quarter 3 2006


The Corporation adopted EIC-162 in Quarter 2 2006 with restatement of prior periods. The impact in these interim financial statements of adopting EIC-162 is a charge to retained earnings of $16 as at January 1, 2005 and $13 as at January 1, 2006, a decrease to Salaries, wages and benefits expense of $1 for the three month period ended September 30, 2005 ($2 for the nine month period ending September 30, 2005) and a nominal impact to Salaries, wages and benefits expense for the three month period ended September 30, 2006 (an increase of $1 to for the nine month period ended September 30, 2006) offset against Contributed Surplus.

The basic and diluted earnings per share increased by $0.01 for the three month period ended September 30, 2005 ($0.02 for the nine month period ended September 30, 2005) and had a nominal impact for the three month period ended September 30, 2006 (decreased by $0.02 for the nine months ended September 30, 2006).

Future Accounting Pronouncements

Financial Instruments, Comprehensive Income and Hedges

The Accounting Standards Board has issued three new standards dealing with financial instruments: (i) Financial Instruments - Recognition and Measurement, Disclosure and Presentation, (ii) Hedges and (iii) Comprehensive Income. The key principles under these standards are that all financial instruments, including derivatives, are to be included on a company's balance sheet and measured, initially at their fair values. Subsequent measurement depends on the classification of the instrument and is either at fair value or, in limited circumstances when fair value may not be considered most relevant, at cost or amortized cost. Financial instruments intended to be held-to-maturity should be measured at amortized cost. Existing requirements for hedge accounting are extended to specify how hedge accounting should be performed. Also, a new location for recognizing unrealized gains and losses of certain financial instruments on the balance sheet entitled other comprehensive income has been introduced. The new standards are effective for the Corporation beginning January 1, 2007. The standards do not permit restatement of prior years' financial statements, however, the standards have detailed transition provisions. The Corporation is in the process of evaluating all of the consequences of the new standards; which may have a material impact on the Corporation's financial statements.

--------------------------------------------------------------------------------

[ACE AVIATION GRAPHIC OMITTED]    Notes to the Consolidated Financial Statements
                                                                  Quarter 3 2006


--------------------------------------------------------------------------------
2. SPECIAL CHARGE FOR AEROPLAN MILES
--------------------------------------------------------------------------------

In 2001, Air Canada established Aeroplan Limited Partnership as a limited partnership wholly owned by Air Canada. The Aeroplan loyalty program was previously a division of Air Canada.

Under the Commercial Participation and Services Agreement (CPSA) between Air Canada and Aeroplan, Air Canada retained responsibility for the estimated Miles to be redeemed from accumulations up to December 31, 2001. Aeroplan assumed responsibility for all Miles issued beginning January 1, 2002. On December 31, 2001, there were 171 billion Miles outstanding of which, after considering breakage, management estimated that 103 billion Miles would be redeemed.

With the assistance of independent actuaries, management of Air Canada and Aeroplan re-estimated the number of Miles expected to be redeemed from accumulations up to December 31, 2001. Management now expects that 112 billion Miles will be redeemed compared to the original estimate of 103 billion. Pursuant to the terms of the CPSA, dated June 9, 2004, as amended, the management of Air Canada and Aeroplan have agreed to further amend the terms of the CPSA. Effective October 13, 2006, by amendment, Air Canada has assumed responsibility for the redemption of up to 112 billion Miles and, as a result, recorded a special charge of $102 against Operating revenues in Quarter 3 2006 and increased Aeroplan deferred revenues. This amendment to the CPSA represents full and final settlement with Aeroplan of Air Canada's obligations for the redemption of pre-2002 Miles. Aeroplan is responsible for any redemption of Miles in excess of the re-estimated 112 billion Miles.

--------------------------------------------------------------------------------

[ACE AVIATION GRAPHIC OMITTED]    Notes to the Consolidated Financial Statements
                                                                  Quarter 3 2006


--------------------------------------------------------------------------------
3. DISPOSAL OF PROPERTY
--------------------------------------------------------------------------------

During Quarter 3 2006 the Corporation sold one of its commercial real estate properties for proceeds of $40 with a carrying value of $35. The gain on sale of $5 has been deferred in these consolidated financial statements as a result of the leaseback of a portion of the property by subsidiaries of the Corporation. The deferred gain will be amortized into consolidated net income on a weighted average basis over the term of the leaseback transaction, which will result in the gain being fully recognized by December 2008.

During Quarter 3 2006 the amortization of the gain was less than $1 and was recorded as an offset to building lease costs included in Other operating expenses. As of September 30, 2006 the remaining deferred gain on sale of $4 is included in Other long-term liabilities.

--------------------------------------------------------------------------------

[ACE AVIATION GRAPHIC OMITTED]    Notes to the Consolidated Financial Statements
                                                                  Quarter 3 2006


--------------------------------------------------------------------------------
4. SALE OF USE AIRWAYS SHARES
--------------------------------------------------------------------------------

In Quarter 3 2005 the Corporation made an investment of $87 (US$75) in US Airways Group, Inc. ("US Airways") for 5 million shares.

On April 10, 2006, the Corporation disposed of 1.75 million shares of its holdings in US Airways to PAR Investment Partners LP. The proceeds from the sale transaction amounted to $78 (US$68). The Corporation recorded a pre-tax gain of $46 ($38 after tax) in Quarter 2 2006 as a result of this transaction.

Over the period from June 7, 2006 to July 6, 2006, the Corporation disposed of
2.75 million shares of its holdings in US Airways through a series of transactions on the open stock market at an average price of over US$50 per share.

    o Prior to June 30, 2006, 1.5 million shares were sold at an average price of over US$47 per share for net proceeds of $80 (US$72). The Corporation recorded a pre-tax gain of $54 ($45 after tax) in Quarter 2 2006 as a result of these transactions.

    o During Quarter 3 2006 the Corporation sold an additional 1.25 million shares at an average price of over US$53 per share for net proceeds of $74 (US$66). The Corporation recorded a pre-tax gain of $52 ($43 after tax) in Quarter 3 2006 as a result of these transactions.

As of November 9, 2006, ACE continues to hold 0.5 million shares in US Airways with a market value of US$25.

--------------------------------------------------------------------------------

[ACE AVIATION GRAPHIC OMITTED]    Notes to the Consolidated Financial Statements
                                                                  Quarter 3 2006


--------------------------------------------------------------------------------
5. LONG-TERM DEBT AND CAPITAL LEASES
--------------------------------------------------------------------------------

Embraer Aircraft Financing

The following table summarizes the loans that Air Canada drew to finance the acquisition of Embraer aircraft that are secured by the delivered aircraft:

================================================================================
               Number of    Interest               Original US$    Original CDN$
                Aircraft        Rate   Maturity     Loan Amount      Loan Amount
--------------------------------------------------------------------------------
Quarter 3 2006
   Embraer 190         4       8.13%       2021    $         89     $         99
--------------------------------------------------------------------------------
Quarter 2 2006
   Embraer 190         4       8.39%       2021    $         88     $         98
--------------------------------------------------------------------------------
Quarter 1 2006
   Embraer 175         1       7.34%       2018    $         20     $         23
   Embraer 190         4       7.82%       2021    $         87     $        101
--------------------------------------------------------------------------------
2005 Year
   Embraer 175        14       7.14%       2017    $        277     $        329
   Embraer 190         3       7.80%       2020    $         65     $         75
--------------------------------------------------------------------------------
Total                                              $        626     $        725
================================================================================

During Quarter 3 2006, the interest rate margins on outstanding financing relating to all EMB 175 aircraft (US$297) were re-priced from 3.25% down to 2.35% and eight loans that bear interest at a floating interest rate were converted to fixed interest rate loans. The Interest Rate above represents the weighted average fixed interest rates as at September 30, 2006 of the loans that Air Canada drew relating to the Embraer aircraft financing.

The following is the principal repayment requirements of the total Embraer aircraft financing in US$ as at September 30, 2006:

================================================================================
                               Remainder
                                 of 2006    2007    2008    2009    2010    2011
--------------------------------------------------------------------------------

Embraer aircraft financing         $   7   $  29   $  30   $  31   $  32   $  44
US$
================================================================================

Revolving Credit Facilities

Air Canada

On March 31, 2006, Air Canada finalized amendments to its existing senior secured syndicated revolving credit facility, including reductions in interest rates and standby fees. The aggregate amount available was also amended to $250 (or the US dollar equivalent) from $300 (or the US dollar equivalent). Specifically, the interest rate margin has been adjusted downwards by 0.25% to rates ranging from LIBOR plus 2.25% to 3.25% or prime plus 1.25% to 2.25% (based on Air Canada's earnings before interest, taxes, depreciation, amortization and obsolescence and aircraft rent). As at September 30, 2006, no amount was drawn under this facility. Further amendments are to occur subsequent to September 30, 2006, refer to Note 15.

Jazz

During Quarter 1 2006, in connection with the initial public offering of the Jazz Air Income Fund (Note 9), Jazz arranged for a senior secured syndicated credit facility in the amount of $150. On closing of the offering, $115 was drawn under the credit facility ($113 net of fees). The facility bears interest at floating rates and has a three year term. The outstanding credit facility is secured by substantially all the present and future assets of Jazz. Jazz entered into swap agreements with third parties with a nominal value of $115 to receive floating rates and pay fixed rates of 7.09% (Note 13). During Quarter 1 2006, Jazz repaid term loans and credit facilities of $14.

ACE Convertible Senior Notes

In connection with the special distribution of units of Aeroplan Income Fund to the shareholders of ACE (Note 10), the conversion rate of the 4.25% Convertible Senior Notes due 2035 ("Convertible Notes") has been

--------------------------------------------------------------------------------

[ACE AVIATION GRAPHIC OMITTED]    Notes to the Consolidated Financial Statements
                                                                  Quarter 3 2006


adjusted from 20.8333 to 22.2838 Class A variable voting shares (if the holder is not a Canadian) or Class B voting shares (if the holder is Canadian) per $1,000 principal amount of Convertible Notes. This adjustment was effective on March 22, 2006 and has been determined in accordance with the terms of indenture governing the Convertible Notes.

--------------------------------------------------------------------------------

[ACE AVIATION GRAPHIC OMITTED]    Notes to the Consolidated Financial Statements
                                                                  Quarter 3 2006


--------------------------------------------------------------------------------
6. POST-EMPLOYMENT EXPENSES
--------------------------------------------------------------------------------

The Corporation has recorded pension and other employee future benefits expense as follows:

================================================================================
                                         Three months ended    Nine months ended
                                               September 30         September 30
                                         ---------------------------------------
                                            2006       2005       2006      2005
--------------------------------------------------------------------------------

Pension benefit expense                   $   47     $   39     $  138    $  117
Other employee future benefit expense         28         35         83       100

--------------------------------------------------------------------------------
Total                                     $   75     $   74     $  221    $  217
================================================================================

--------------------------------------------------------------------------------

[ACE AVIATION GRAPHIC OMITTED]    Notes to the Consolidated Financial Statements
                                                                  Quarter 3 2006


--------------------------------------------------------------------------------
7. LABOUR RELATED PROVISIONS
--------------------------------------------------------------------------------

The following table outlines the changes to labour related provisions for balances that existed upon the implementation of fresh start reporting on September 30, 2004:

================================================================================
                                        Three months ended     Nine months ended
                                              September 30          September 30
                                        ----------------------------------------
                                           2006       2005        2006      2005
--------------------------------------------------------------------------------

Beginning of period                     $   122    $   167    $   144   $   180
Charges recorded in Salaries,
  wages & benefits                            -          -          -         5
Interest accretion                            2          3          7         9
Adjustment (a)                              (23)         -        (23)        -
Amounts disbursed                           (12)       (13)       (39)      (37)
--------------------------------------------------------------------------------
End of period                                89        157         89       157

Current portion                             (32)       (44)       (32)      (44)
--------------------------------------------------------------------------------
Long-term employee liabilities          $    57    $   113    $    57   $   113
================================================================================

a) During Quarter 3 2006, as a result of a review of the outstanding provisions related to programs implemented prior to September 30, 2004, it was determined that a portion of the provision amounting to $23 would no longer be required. The amount reversed has been applied against Share capital as these amounts related to plans established before the application of fresh start reporting as described in Note 20 of the 2005 annual consolidated financial statements of ACE.

The following table outlines the changes to labour related provisions for balances that have been created subsequent to the implementation of fresh start reporting on September 30, 2004:

================================================================================
                                        Three months ended     Nine months ended
                                              September 30          September 30
                                        ----------------------------------------
                                           2006       2005        2006      2005
--------------------------------------------------------------------------------

Beginning of period                     $    42    $    12    $    13   $    12
Special charge for labour restructuring       -          -         33         -
Charges recorded in Salaries,
  wages & benefits                            4          5          6         5
Interest accretion                            -          -          -         -
Amounts disbursed                            (4)        (1)       (10)       (1)
--------------------------------------------------------------------------------
End of period                                42         16         42        16

Current portion                             (32)       (11)       (32)      (11)
--------------------------------------------------------------------------------
Long-term employee liabilities          $    10    $     5    $    10   $     5
================================================================================

The current portion of labour related provisions are included in Accounts payable and accrued liabilities. The long-term portion is included in Other long-term liabilities.

In February, 2006, the Corporation announced that certain ACE companies would proceed with the reduction of non-unionized staffing levels by 20%. A special charge of $33 was recorded during Quarter 1 2006 relating to staff reductions, with $28 recorded in Air Canada Services and $5 in ACTS.

--------------------------------------------------------------------------------

[ACE AVIATION GRAPHIC OMITTED]    Notes to the Consolidated Financial Statements
                                                                  Quarter 3 2006


--------------------------------------------------------------------------------
8. SHARE INFORMATION
--------------------------------------------------------------------------------

As at September 30, 2006, the issued and outstanding common shares of ACE, along with common shares potentially issuable, pursuant to convertible preferred shares, convertible notes and stock options were as follows:

================================================================================
                                                      Number of shares (000)
                                                 September 30,      December 31,
                                     Authorized           2006              2005
--------------------------------------------------------------------------------

Issued and outstanding common shares
                                    |----------
     Class A variable voting shares | unlimited         80,142           76,735
                                    |----------
     Class B voting shares          | unlimited         21,850           25,059
     Shares held in escrow                                   -               28
--------------------------------------------------------------------------------
Total issued and outstanding common shares             101,992          101,822
================================================================================

Potential common shares
     Convertible preferred shares                       10,614           10,228
     Convertible notes                                   7,354            6,875
     Stock options                                       3,871            3,187
--------------------------------------------------------------------------------
Total potential common shares                           21,839           20,290
================================================================================

The information presented in the table above reflects the changes in connection with the special distribution of Aeroplan units (Note 10).

Share capital and other equity summary as at September 30, 2006 (net of issue costs)

================================================================================

                                                 September 30,      December 31,
                                                          2006              2005
--------------------------------------------------------------------------------

                                     |---------
Common shares                        |  note 10     $    2,175       $    2,231
Convertible preferred shares                               117              117
Convertible notes                                           92               92
--------------------------------------------------------------------------------

Share capital before fresh start adjustment              2,384            2,440
                                     |---------
Adjustment to shareholders' equity   |  note 7a         (1,670)          (1,693)
--------------------------------------------------------------------------------
Share capital and other equity                      $      714       $       747
================================================================================

--------------------------------------------------------------------------------

[ACE AVIATION GRAPHIC OMITTED]    Notes to the Consolidated Financial Statements
                                                                  Quarter 3 2006


--------------------------------------------------------------------------------
9. DISPOSAL OF INTERESTS IN JAZZ
--------------------------------------------------------------------------------

ACE completed an initial public offering of the Jazz Air Income Fund ("Jazz Fund") on February 2, 2006. The Jazz Fund subscribed for 23.5 million units of Jazz at a price of $10.00 per unit for net proceeds of $218, net of offering costs of $17 that were paid during Quarter 1 2006. Concurrent with the closing of the initial public offering, Jazz received proceeds of $113, net of fees of $2, representing the drawing under a new term credit facility (Note 5).

On February 27, 2006, following the exercise of the over-allotment option by the underwriters, the Jazz Fund issued an additional 1.5 million units at a price of $10.00 per unit for additional net proceeds of approximately $14. The Jazz Fund is an unincorporated, open-ended trust that indirectly holds 20.3% of the outstanding limited partnership units of Jazz. ACE holds the remaining 79.7% of the outstanding limited partnership units of Jazz.

Certain of the units held by the Corporation (the "Subordinated Units") representing 20% of the units issued and outstanding at the closing are subordinated. Distributions on the Subordinated Units are subordinated in favour of the non-subordinated units. Distributions (including in respect of accrued deficiencies in distributions) are only paid by Jazz on the Subordinated Units at the end of the fiscal quarter.

Under the terms of an investor liquidity agreement, the units held by ACE in Jazz, to the extent not subordinated, are exchangeable for Jazz Fund units on a one-to-one basis. The subordinated units of Jazz held by ACE will become exchangeable after December 31, 2006. The exchange right expires once all units of Jazz held by ACE have been exchanged. The investor liquidity agreement also provides for registration and other liquidity rights that enable it to require the Jazz Fund to file a prospectus and otherwise assist with a public offering subject to certain restrictions.

ACE recorded a dilution gain of $220 in Quarter 1 2006 and a non-controlling interest on the statement of financial position of $10 as a result of the dilution of its interests in Jazz. The dilution gain is the net proceeds of the offering in excess of ACE's proportionate carrying value of its investment in Jazz. In addition, a future income tax expense of $10 was recorded in Quarter 1 2006.

--------------------------------------------------------------------------------

[ACE AVIATION GRAPHIC OMITTED]    Notes to the Consolidated Financial Statements
                                                                  Quarter 3 2006


--------------------------------------------------------------------------------
10. SPECIAL DISTRIBUTION OF AEROPLAN UNITS
--------------------------------------------------------------------------------

On February 16, 2006, ACE's Board of Directors declared a special distribution of units of the Aeroplan Income Fund to ACE's shareholders. The distribution of
0.18 Aeroplan unit per Class A variable voting share, Class B voting share, and preferred share (on an as converted basis) of ACE was made as a return of capital and represents in the aggregate approximately 10.1% of the units of Aeroplan Income Fund on a fully diluted basis. The record date for the purpose of the special distribution was March 3, 2006. Based on the closing price of the units of Aeroplan Income Fund on March 3, 2006, the fair value of the units distributed amounted to $251.

Units of Aeroplan could not be distributed to shareholders of ACE that were resident in the United States. A total of 7,085,111 units of Aeroplan Income Fund, representing those Aeroplan units that would have otherwise been delivered to shareholders of ACE that were resident in the United States, as well as those units of Aeroplan that would have otherwise been delivered to the registered shareholders of ACE holding less than 200 shares in the capital of ACE and any fractional interests in units of Aeroplan, were sold through an orderly sale process on the Toronto Stock Exchange and the net cash proceeds of such sale of units were remitted to shareholders. A total of 20,204,165 Aeroplan units were distributed as part of the special distribution to ACE shareholders, of which 13,119,054 units were delivered to ACE shareholders and the remaining 7,085,111 units were sold on the Toronto Stock Exchange. Following the completion of the distribution, and the funding of Aeroplan's Initial Long Term Incentive Plan as described below, ACE's direct interest in Aeroplan is 75.3% and Aeroplan Income Fund's interest is 24.7%.

The special distribution to Class A and Class B shareholders totaling 18,347,309 Aeroplan units is a non-monetary non-reciprocal transfer to owners. Non-monetary non-reciprocal transfers to owners are recorded at the carrying amount of the net assets transferred and do not give rise to a gain or loss. As Aeroplan is in a deficit position, in these consolidated financial statements, no amounts have been reflected for this element of the distribution, other than accounting entries relating to future income taxes described below.

The special distribution to preferred shareholders of ACE totaled 1,856,856 Aeroplan units. This transaction is considered a non-reciprocal transfer to non-owners since the holders of the Convertible Preferred Shares are not considered owners of the Corporation for accounting purposes. The transfer is measured at fair value at the date of distribution and results in net interest expense of $4 recorded in Quarter 1 2006 and a reduction to intangible assets of $4 as a result of the dilution of interests. The net interest expense of $4 is the fair value of the distribution of $23 less a gain recorded of $19, which is the fair value of the distribution in excess of the Corporation's proportionate carrying value of its investment in Aeroplan of $4 (including fair value adjustments recorded on consolidation).

The special distribution has no cash tax consequences. However, the distribution involves a use of loss carry forwards in ACE giving rise to a reduction in future income tax assets of $65. $59 relates to the distribution to the Class A and Class B shareholders which is recorded as a reduction in Share capital and Intangible assets in accordance with the Corporation's accounting policy on income taxes. The remaining $6 relating to the distribution to preferred shareholders is recorded as a future income tax expense in the statement of operations in Quarter 1 2006.

In accordance with the terms of the ACE Convertible Senior Notes, the special distribution and return of capital triggers a conversion rate adjustment (Note
5). This change in the conversion rate did not have any accounting consequences. Similarly, the Corporation's stock option plan provides for amendments to the option exercise price and the number of common shares to which participants are entitled to exercise. Effective March 22, 2006 the adjustment was applied to all unexercised ACE stock options as of March 1, 2006, whether vested or not. As at the adjustment date, the weighted average exercise price and number of options outstanding had been amended from $25.54 and 3,131,946 options to $23.87 and 3,350,193 options.

--------------------------------------------------------------------------------

[ACE AVIATION GRAPHIC OMITTED]    Notes to the Consolidated Financial Statements
                                                                  Quarter 3 2006


Initial Long Term Incentive Plan - Aeroplan

On March 31, 2006 ACE exchanged on a 1:1 basis 500,000 of its Aeroplan Limited Partnership units into Aeroplan Income Fund units ("Fund Units"). The Aeroplan Income Fund units were transferred to a trust for the purpose of funding the Initial Long Term Incentive Plan of Aeroplan. The transfer is recorded at the carrying amount of the net assets transferred and does not give rise to a gain or loss. Under the terms of the plan 50% of the Units granted are subject to vesting conditions based on performance and the remaining 50% based on time. Performance based Units vest at the end of each performance period if distributable income targets established by Aeroplan's board of directors for each of the periods ended December 31, 2005, 2006 and 2007 are met, or on a cumulative basis at the end of the following performance period if such targets are met in that following performance period. Time based Units vest at the end of the three year period ending on June 29, 2008. Forfeited units that do not meet the vesting conditions and accumulated distributions thereon accrue back to ACE.

--------------------------------------------------------------------------------

[ACE AVIATION GRAPHIC OMITTED]    Notes to the Consolidated Financial Statements
                                                                  Quarter 3 2006


--------------------------------------------------------------------------------
11. SEGMENT INFORMATION
--------------------------------------------------------------------------------

The Corporation revised its internal financial reporting structure during the period, which results in a change to the reportable segments. As a result of the change, the Corporation has four reportable segments: Air Canada Services, Aeroplan, Jazz, and ACTS. The Air Canada Services segment is comprised of the entities previously included within the Transportation Services segment with the exception that the activities of ACE and certain consolidation adjustments, are now included within CIE. As a result of these changes, the comparative segment disclosures have been restated to reflect the current reportable segment structure.

CIE includes the corporate, financing and investing activities of ACE. CIE also includes certain consolidation adjustments related to revenue recognition differences amongst the operating segments. These consolidation adjustments are related to the timing of recognition and the presentation of revenue related to Aeroplan redemptions and the timing of revenue recognition related to maintenance services provided by ACTS (completed contract for engine and component maintenance services) versus the expense recognition in Air Canada and Jazz, which is as the work is completed. CIE also records the non-controlling interest related to ACE's investment in Aeroplan and Jazz. Future income taxes are recorded within the applicable taxable entities and are not allocated to non-taxable entities.

The Aeroplan consolidation adjustments recorded within CIE relate mainly to the revenue recognition timing difference from when Aeroplan records revenues, which is at the time a Mile is redeemed for travel, to the consolidated accounting policy of revenue recognition at the time reward transportation is provided. In addition, Aeroplan records revenue from the redemption of Miles in Other revenue, whereas on the consolidated financial statements, Miles redeemed for travel on Air Canada and Jazz are recorded in Passenger revenue. This results in an elimination of certain Aeroplan Other revenue amounts within CIE to reflect the consolidated recognition of Aeroplan Miles redeemed for travel on Air Canada and Jazz within Passenger revenue. This also results in an adjustment to passenger revenue recorded within CIE. In the Aeroplan segment information, the cost to Aeroplan of purchasing rewards is recorded in other operating expenses.

For the nine months ended September 30, 2006, there have been no changes in accounting policies for each of these segments, with the exception of the policy on stock-based compensation for employees eligible to retire before the vesting period which is described in Note 1 to these interim financial statements. Segment financial information has been prepared consistent with how financial information is produced internally for the purposes of making operating decisions. Segments negotiate transactions between each other as if they were unrelated parties. A reconciliation of the total amounts reported by each segment to the applicable amounts in the consolidated financial statements follows:

--------------------------------------------------------------------------------

[ACE AVIATION GRAPHIC OMITTED]    Notes to the Consolidated Financial Statements
                                                                  Quarter 3 2006


================================================================================
                                           Three months ended September 30, 2006
                          ------------------------------------------------------
                          Air Canada                                Consolidated
                            Services  Aeroplan   Jazz   ACTS    CIE        Total
--------------------------------------------------------------------------------
Passenger revenue          $   2,552   $     -   $  -   $  -  $  12   $   2,564
Cargo revenue                    157         -      -      -      -         157
Other revenue                    104       176      1     63   (118)        226
--------------------------------------------------------------------------------
     External revenue          2,813       176      1     63   (106)      2,947
Inter-segment revenue             41         2    368    138   (549)          -
--------------------------------------------------------------------------------
                               2,854       178    369    201   (655)      2,947
Special charge for
  Aeroplan miles                (102)        -      -      -      -        (102)
--------------------------------------------------------------------------------
     Total revenues            2,752       178    369    201   (655)      2,845
--------------------------------------------------------------------------------
Salaries, wages, and benefits    461        20     78     82      -         641
Aircraft fuel                    762         -     85      -    (85)        762
Aircraft rent                     74         -     35      -     (1)        108
Airport user fees                276         -     49      -    (50)        275
Aircraft maintenance materials
  and supplies                   166         -     26     47   (139)        100
Depreciation of property and
  equipment                      110         -      5      2      -         117
Amortization of intangible
  assets                          14         3      -      3      5          25
Commissions                       61         -      -      -      -          61
Capacity purchase fees paid to
  Jazz                           226         -      -      -   (226)          -
Special charge for labour
  restructuring                    -         -      -      -      -           -
Other operating expenses         472       122     52     62   (155)        553
--------------------------------------------------------------------------------
     Total operating expenses  2,622       145    330    196   (651)      2,642
--------------------------------------------------------------------------------
     Operating income (loss)     130        33     39      5     (4)        203

Interest income                   21         5      2      -      5          33
Interest expense                 (78)       (4)    (2)    (4)    (6)        (94)
Gain on sale of US Airways
  shares                           -         -      -      -     52          52
Gain (loss) on disposal            1         -      -      -     (5)         (4)
Other non-operating income
  (expense)                        3         -      -      -     (2)          1
Non-controlling interest          (1)        -      -      -    (18)        (19)
Foreign exchange gain (loss)      (3)        -      -      -      -          (3)
Recovery of (provision for)
  income taxes                   (29)        -      -      -    (37)        (66)
--------------------------------------------------------------------------------
Segment results / income
  (loss)                   $      44   $    34   $ 39   $  1  $ (15)  $     103
================================================================================

--------------------------------------------------------------------------------

[ACE AVIATION GRAPHIC OMITTED]    Notes to the Consolidated Financial Statements
                                                                  Quarter 3 2006


================================================================================
                                Three months ended September 30, 2005 (restated)
                          ------------------------------------------------------
                          Air Canada                                Consolidated
                            Services  Aeroplan   Jazz   ACTS    CIE        Total
--------------------------------------------------------------------------------
Passenger revenue          $   2,455   $     -   $  -   $  -   $  6   $   2,461
Cargo revenue                    162         -      -      -      -         162
Other revenue                    108       153      1     62   (114)        210
--------------------------------------------------------------------------------
     External revenue          2,725       153      1     62   (108)      2,833
Inter-segment revenue             32         3    273    136   (444)          -
--------------------------------------------------------------------------------
     Total revenues            2,757       156    274    198   (552)      2,833
--------------------------------------------------------------------------------
Salaries, wages, and benefits    470        17     66     84     (2)        635
Aircraft fuel                    675         -     52      -    (52)        675
Aircraft rent                     90         -     22      -      -         112
Airport user fees                259         -     35      -    (35)        259
Aircraft maintenance materials
  and supplies                   149         -     14     40   (123)         80
Depreciation of property and
  equipment                       85         -      4      2      -          91
Amortization of intangible
  assets                          15         2      -      3      4          24
Commissions                       68         -      -      -      -          68
Capacity purchase fees paid to
  Jazz                           183         -      -      -   (183)          -
Other operating expenses         491       116     43     54   (136)        568
--------------------------------------------------------------------------------
     Total operating expenses  2,485       135    236    183   (527)      2,512

--------------------------------------------------------------------------------
     Operating income (loss)     272        21     38     15    (25)        321

Interest income                   15         3      -      -      2          20
Interest expense                 (64)       (3)    (4)    (3)    (2)        (76)
Gain (loss) on disposal           (1)        -      3      -      -           2
Other non-operating income
  (expense)                       18        (1)     -      -     (1)         16
Non-controlling interest          (3)        -      -      -     (6)         (9)
Foreign exchange gain (loss)     126         -      -      -     (1)        125
Recovery of (provision for)
  income taxes                  (123)        -      -      -     (5)       (128)
--------------------------------------------------------------------------------

Segment results / income
  (loss)                   $     240   $    20   $ 37   $ 12   $(38)  $     271
================================================================================

--------------------------------------------------------------------------------

[ACE AVIATION GRAPHIC OMITTED]    Notes to the Consolidated Financial Statements
                                                                  Quarter 3 2006


================================================================================
                                            Nine months ended September 30, 2006
                          ------------------------------------------------------
                          Air Canada                                Consolidated
                            Services  Aeroplan   Jazz   ACTS    CIE        Total
--------------------------------------------------------------------------------
Passenger revenue          $   6,816   $     -   $  -   $  -   $ 57   $   6,873
Cargo revenue                    460         -      -      -      -         460
Other revenue                    420       554      5    164   (363)        780
--------------------------------------------------------------------------------
     External revenue          7,696       554      5    164   (306)      8,113
Inter-segment revenue            128         7  1,024    463 (1,622)          -
--------------------------------------------------------------------------------
                               7,824       561  1,029    627 (1,928)      8,113
Special charge for
  Aeroplan miles                (102)        -      -      -      -        (102)
--------------------------------------------------------------------------------
     Total revenues            7,722       561  1,029    627 (1,928)      8,011
--------------------------------------------------------------------------------

Salaries, wages, and benefits  1,373        58    229    246     13       1,919
Aircraft fuel                  1,961         -    216      1   (216)      1,962
Aircraft rent                    239         -    100      -     (5)        334
Airport user fees                750         -    132      -   (132)        750
Aircraft maintenance materials
  and supplies                   563         -     71    178   (465)        347
Depreciation of property and
  equipment                      316         -     16      4      2         338
Amortization of intangible
  assets                          40        11      -     10      9          70
Commissions                      188         -      -      -      -         188
Capacity purchase fees paid to
  Jazz                           647         -      -      -   (647)          -
Special charge for labour
  restructuring                   28         -      -      5      -          33
Other operating expenses       1,498       389    154    197   (490)      1,748
--------------------------------------------------------------------------------
     Total operating expenses  7,603       458    918    641 (1,931)      7,689
--------------------------------------------------------------------------------
     Operating income (loss)     119       103    111    (14)     3         322

Interest income                   58        14      4      -      8          84
Interest expense                (225)      (11)    (7)   (12)   (18)       (273)
Gain on sale of US Airways
  shares                           -         -      -      -    152         152
Gain (loss) on disposal            4         -      -      -     (4)          -
Dilution gain                      -         -      -      -    220         220
Other non-operating income
  (expense)                       24        (1)     -      1      2          26
Non-controlling interest          (9)        -      -      -    (44)        (53)
Foreign exchange gain (loss)     119         -      -     (1)    (1)        117
Recovery of (provision for)
  income taxes                   (20)        -      -      -   (118)       (138)
--------------------------------------------------------------------------------

Segment results / income
  (loss)                   $      70   $   105   $108   $(26)  $200   $     457
================================================================================

--------------------------------------------------------------------------------

[ACE AVIATION GRAPHIC OMITTED]    Notes to the Consolidated Financial Statements
                                                                  Quarter 3 2006


================================================================================
                                 Nine months ended September 30, 2005 (restated)
                          ------------------------------------------------------
                          Air Canada                                Consolidated
                            Services  Aeroplan   Jazz   ACTS    CIE        Total
--------------------------------------------------------------------------------
Passenger revenue          $   6,248   $     -   $  1   $  -   $ 51   $   6,300
Cargo revenue                    444         -      -      -      -         444
Other revenue                    426       478      3    148   (331)        724
--------------------------------------------------------------------------------
     External revenue          7,118       478      4    148   (280)      7,468
Inter-segment revenue            120         8    715    414 (1,257)          -
--------------------------------------------------------------------------------
     Total revenues            7,238       486    719    562 (1,537)      7,468
--------------------------------------------------------------------------------
Salaries, wages, and benefits  1,394        52    190    223     11       1,870
Aircraft fuel                  1,620         -    115      -   (115)      1,620
Aircraft rent                    251         -     52      -     (3)        300
Airport user fees                702         -     87      -    (87)        702
Aircraft maintenance materials
  and supplies                   513         -     50    118   (418)        263
Depreciation of property and
  equipment                      253         -     14      6      -         273
Amortization of intangible
  assets                          44         5      -     10     16          75
Commissions                      206         -      -      -      -         206
Capacity purchase fees paid to
  Jazz                           499         -      -      -   (499)          -
Other operating expenses       1,474       357    116    150   (427)      1,670
--------------------------------------------------------------------------------
     Total operating expenses  6,956       414    624    507 (1,522)      6,979
--------------------------------------------------------------------------------
     Operating income (loss)     282        72     95     55    (15)        489

Interest income                   34         2      1      -     10          47
Interest expense                (196)       (3)   (13)   (10)    (6)       (228)
Dilution gain                      -         -      -      -    190         190
Gain (loss) on disposal           (1)        -      3      -      -           2
Other non-operating income
  (expense)                       25         -      -      -    (33)         (8)
Non-controlling interest         (11)        -      -      -     (5)        (16)
Foreign exchange gain (loss)      58         -      -      -     (1)         57
Recovery of (provision for)
  income taxes                   (76)        -      -      -    (94)       (170)
--------------------------------------------------------------------------------
Segment results / income
  (loss)                   $     115   $    71   $ 86   $ 45   $ 46   $     363
================================================================================

--------------------------------------------------------------------------------

[ACE AVIATION GRAPHIC OMITTED]    Notes to the Consolidated Financial Statements
                                                                  Quarter 3 2006


Geographic Information
================================================================================
                                  Three months ended    Nine months ended
                                        September 30         September 30
                               -------------------------------------------------
Passenger revenues                   2006       2005      2006       2005
--------------------------------------------------------------------------------
Canada                            $ 1,045    $ 1,000   $ 2,801    $ 2,593
US Transborder                        457        398     1,404      1,176
Atlantic                              616        635     1,435      1,365
Pacific                               310        302       735        715
Other                                 136        126       498        451
--------------------------------------------------------------------------------
Total passenger revenues          $ 2,564    $ 2,461   $ 6,873    $ 6,300
================================================================================

================================================================================
                                  Three months ended    Nine months ended
                                        September 30         September 30
                               -------------------------------------------------
Cargo revenues                       2006       2005      2006       2005
--------------------------------------------------------------------------------

Canada                            $    32    $    32   $    88    $    94
US Transborder                          6          7        21         24
Atlantic                               55         54       164        161
Pacific                                55         59       157        134
Other                                   9         10        30         31
--------------------------------------------------------------------------------
Total cargo revenues              $   157    $   162   $   460    $   444
================================================================================

Passenger and cargo revenues are based on the actual flown revenue for flights with an origin and destination in a specific country or region. Atlantic refers to flights that cross the Atlantic Ocean with an origin or destination principally in Europe. Pacific refers to flights that cross the Pacific Ocean with an origin or destination principally in Asia.

Other revenues are principally provided to customers located in Canada.

Balance Sheet Information
================================================================================
                                                              September 30, 2006
                          ------------------------------------------------------
                          Air Canada                                Consolidated
                            Services  Aeroplan   Jazz   ACTS    CIE        Total
--------------------------------------------------------------------------------

Cash and cash equivalents  $   1,006   $   282   $124   $  -   $335   $   1,747
Short-term investments           416       281      -      -    442       1,139
--------------------------------------------------------------------------------
                               1,422       563    124      -    777       2,886

Additions to capital assets      658        15     18      1      -         692
Total assets               $  10,324   $   777   $479   $437   $576   $  12,593
================================================================================

================================================================================
                                                               December 31, 2005
                          ------------------------------------------------------
                          Air Canada                                Consolidated
                            Services  Aeroplan   Jazz   ACTS    CIE        Total
--------------------------------------------------------------------------------

Cash and cash equivalents  $   1,000   $   366   $ 34   $  -   $165   $   1,565
Short-term investments           302        99      -      -    215         616
--------------------------------------------------------------------------------
                               1,302       465     34      -    380       2,181

Additions to capital assets      849        12     16      5      -         882
Total assets               $   9,995   $   674   $504   $381   $293   $  11,847
================================================================================

The total assets of CIE is net of the intercompany eliminations between each of the four segments and ACE.

--------------------------------------------------------------------------------

[ACE AVIATION GRAPHIC OMITTED]    Notes to the Consolidated Financial Statements
                                                                  Quarter 3 2006


--------------------------------------------------------------------------------
12. RECONCILIATION OF CANADIAN GAAP TO UNITED STATES GAAP
--------------------------------------------------------------------------------

The consolidated financial statements of the Corporation have been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"), which differ in certain respects from accounting principles generally accepted in the United States ("US GAAP"). The following table represents the significant reconciling items between US GAAP and Canadian GAAP. For a complete discussion of US and Canadian GAAP differences, refer to Note 23 to the 2005 annual consolidated financial statements of ACE and Sub-Note 3 below.

(Canadian dollars - millions except per share data)
================================================================================
                                       Three months ended   Nine months ended
                                             September 30        September 30
                                       -----------------------------------------
                                            2006     2005      2006      2005
--------------------------------------------------------------------------------

Income for the period in accordance
with Canadian GAAP                       $   103  $   271   $   457   $   363
--------------------------------------------------------------------------------

Convertible securities (1)                   (49)      56         4        14
Derivative instruments (2)                  (100)       -       (14)        -
Jazz dilution gain reduction (3)               -        -       (41)        -
Interest expense (4)                           -        -         4         -
Stock-based compensation (5)                  (3)      (1)       (6)       (2)
Aircraft lease expense (6)                    (1)       -        (2)        -
Aeroplan dilution gain reduction (7)           -        -         -       (82)
Labour related provisions (8)                 23        -        23         -
Amortization of intangible assets             (2)       -        (6)       (1)
--------------------------------------------------------------------------------
Income adjustments for the period
  before the following                      (132)      55       (38)      (71)

Income tax adjustment                         27       (2)        7        18
--------------------------------------------------------------------------------
Respective period income adjustments        (105)      53       (31)      (53)
--------------------------------------------------------------------------------
Income (loss) for the period in
  accordance with US GAAP                $    (2) $   324   $   426   $   310
--------------------------------------------------------------------------------
Minimum pension liability adjustment (a)     (14)     238       126      (121)
Available-for-sale securities (a),(9)        (44)      36       (96)       36
--------------------------------------------------------------------------------
Comprehensive income (loss) for the
  period in accordance with US GAAP      $   (60) $   598   $   456   $   225
--------------------------------------------------------------------------------

Earnings (loss) per share - US GAAP (10)
 - Basic                                 $ (0.06) $  3.16   $  4.05   $  3.08

--------------------------------------------------------------------------------
 - Diluted                               $ (0.06) $  2.75   $  3.68    $ 2.83
================================================================================

(a) All items in Other Comprehensive Income are shown net of tax.

--------------------------------------------------------------------------------

[ACE AVIATION GRAPHIC OMITTED]    Notes to the Consolidated Financial Statements
                                                                  Quarter 3 2006


================================================================================
                                      September 30, 2006      December 31, 2005
--------------------------------------------------------------------------------
Deferred charges
   Balance under Canadian GAAP           $           122        $           145
   Deferred finance charges (1,6)                     (5)                    (2)
--------------------------------------------------------------------------------
Balance under US GAAP                    $           117        $           143
================================================================================
Goodwill
   Balance under Canadian GAAP           $             -        $             -
   Goodwill (3,4)                                  1,159                  1,452
--------------------------------------------------------------------------------
Balance under US GAAP                    $         1,159        $         1,452
================================================================================
Intangible assets
   Balance under Canadian GAAP           $         2,193        $         2,462
   Convertible preferred shares (4)                    4        $             -
   Goodwill                                          369                    146
--------------------------------------------------------------------------------
Balance under US GAAP                    $         2,566        $         2,608
================================================================================
Other assets
   Balance under Canadian GAAP           $           329        $           392
   Derivative instruments                             (5)                   (11)
   Available-for-sale securities (9)                  16                    130
--------------------------------------------------------------------------------
Balance under US GAAP                    $           340        $           511
================================================================================
Accounts payable and other liabilities
   Balance under Canadian GAAP           $         1,532        $         1,355
   Derivative insturments                             20                      -
--------------------------------------------------------------------------------
Balance under US GAAP                    $         1,552        $         1,355
================================================================================
Long-term debt and capital leases
   Balance under Canadian GAAP           $         3,643        $         3,543
   Convertible securities                             18                     22
--------------------------------------------------------------------------------
Balance under US GAAP                    $         3,661        $         3,565
================================================================================
Convertible preferred shares
   Balance under Canadian GAAP           $           161        $           148
   Reclassification of preferred shares             (161)                  (148)
--------------------------------------------------------------------------------
Balance under US GAAP                    $             -        $             -
================================================================================
Pension and other benefit liabilities
   Balance under Canadian GAAP           $         2,006        $         2,154
   Minimum pension liability adjustment               56                    246
--------------------------------------------------------------------------------
Balance under US GAAP                    $         2,062        $         2,400
================================================================================
Future income taxes
   Balance under Canadian GAAP           $           180        $           221
   Goodwill                                           44                     22
--------------------------------------------------------------------------------
Balance under US GAAP                    $           224        $           243
================================================================================
Other long-term liabilities
   Balance under Canadian GAAP           $           401        $           446
   Convertible preferred shares -
     embedded derivative                             163                    165
   Convertible notes - embedded
     derivative                                       78                     64
--------------------------------------------------------------------------------
Balance under US GAAP                    $           642        $           675
================================================================================
Temporary equity
   Balance under Canadian GAAP           $             -        $             -
   Goodwill                                          195                    182
--------------------------------------------------------------------------------
Balance under US GAAP                    $           195        $           182
================================================================================

--------------------------------------------------------------------------------

[ACE AVIATION GRAPHIC OMITTED]    Notes to the Consolidated Financial Statements
                                                                  Quarter 3 2006


================================================================================
                                      September 30, 2006      December 31, 2005
--------------------------------------------------------------------------------
Shareholders' equity

  Share capital and other equity
    Balance under Canadian GAAP          $           714        $           747
    Reclassification of convertible preferred
      shares and convertible notes                  (209)                  (209)
    Future income tax (4)                             (6)                     -
    Goodwill recorded at fresh-start               1,596                  1,596
    Labour related provisions (8)                    (23)                     -
--------------------------------------------------------------------------------
    Balance under US GAAP                $         2,072        $         2,134

  Contributed Surplus
    Balance under Canadian GAAP          $            26        $            19
    Stock-based compensation (5)                      (7)                   (13)
--------------------------------------------------------------------------------
    Balance under US GAAP                $            19        $             6

  Retained Earnings
    Balance under Canadian GAAP          $           859        $           402
    Convertible securities                           (33)                   (20)
    Current year income adjustments                  (31)                   (51)
    Cumulative prior year adjustments:
      Stock-based compensation (5)                    13                     16
      Future income tax                               17                     (2)
      Goodwill                                       (94)                     -
      Intangible asset amortization                   (3)                     -
      Deriviative instruments                        (11)                     -
      Convertible securities                         (58)                   (99)
--------------------------------------------------------------------------------
    Balance under US GAAP                $           659        $           246

  Accumulated Other Comprehensive Income
    Balance under Canadian GAAP          $             -        $             -
    Current year adjustments to
      comprehensive income:
      Minimum pension liability adjustment           126                   (162)
      Available-for-sale securities                  (96)                   108
    Cumulative prior year adjustments to
      comprehensive income:
      Minimum pension liability adjustment          (164)                    (2)
      Available-for-sale securities                  108                      -
--------------------------------------------------------------------------------
    Balance under US GAAP                $           (26)       $           (56)
--------------------------------------------------------------------------------
Balance under US GAAP                    $         2,724        $         2,330
================================================================================

1.       Convertible securities

Under Canadian GAAP, the convertible preferred shares issued in 2004 are presented as a compound instrument, with the value ascribed to the holder's conversion option presented in Equity less allocated fees and the remaining value ascribed to the financial liability presented as a long-term liability. Under US GAAP, the convertible preferred shares contain an embedded derivative which has been reported separately in Other long-term liabilities at its fair value and the remaining value ascribed to the convertible preferred shares less the direct costs of issuance is included in Temporary equity, as the conditions of redemption are not solely within the control of the Corporation. The adjustment to Deferred charges reflects applying the direct costs of issuance, recorded in Deferred charges under Canadian GAAP, against the amount recorded in Temporary equity under US GAAP. Under US GAAP, the changes in the fair value of the embedded derivative are included in Income and the accretion of the temporary equity to the redemption value over the period to redemption is reflected as a charge to Retained earnings. The change in the fair value of the embedded derivative includes the 5% accretion. The adjustment to Income reflects the change in fair value of the embedded derivative and the reversal of interest expense under Canadian GAAP and the adjustment to Retained earnings reflects the accretion of the temporary equity to the redemption value.

--------------------------------------------------------------------------------

[ACE AVIATION GRAPHIC OMITTED]    Notes to the Consolidated Financial Statements
                                                                  Quarter 3 2006


Under Canadian GAAP, the convertible notes issued in April 2005 are presented as a compound instrument with the value ascribed to the holders' conversion option less allocated fees presented in Equity and the remaining value ascribed to the financial liability presented in Long-term debt. Under US GAAP, the convertible notes contain an embedded derivative which has been reported separately in Other long-term liabilities at its fair value and the remaining value ascribed to the financial liability before costs of issuance is presented in Long-term debt. The direct costs of issuance are recorded in Deferred charges. Under US GAAP, the changes in the fair value of the embedded derivative are included in Income. The adjustment reflects the change in fair value of the embedded derivative and the difference in Interest expense.

2.       Derivative financial instruments

Under US GAAP, all derivatives are recorded on the balance sheet at fair value. The Corporation and Predecessor Company have elected not to designate any derivatives as hedging instruments for US GAAP purposes and as such, changes in the fair value of all derivative instruments are recorded in income. The adjustment reflects recording of the fair value of outstanding derivative contracts that are recorded under hedge accounting under Canadian GAAP.

3.       Jazz dilution gain adjustment

As described in Note 9, under Canadian GAAP, in Quarter 1 2006 ACE recorded a dilution gain of $220 as a result of the dilution of its interest in Jazz. Under US GAAP, the dilution gain is reduced by $41 due to the impact of the disposal of goodwill.

4.       Special distribution of Aeroplan units

Under Canadian GAAP, as described in Note 10, during Quarter 1 2006 ACE's Board of Directors declared a special distribution of units of the Aeroplan Income Fund to ACE's shareholders. The special distribution to Class A and Class B shareholders is a non-monetary non-reciprocal transfer to owners, which is recorded at the carrying amount of the net assets transferred and does not give rise to a gain or loss. As Aeroplan LP is in a deficit position, in these consolidated financial statements, no amounts have been reflected for this element of the distribution, other than accounting entries relating to future income taxes described below.

Under Canadian GAAP, the special distribution to preferred shareholders of ACE is considered a non-reciprocal transfer to non-owners since the host instrument is classified as debt for accounting purposes. This results in net interest expense of $4 recorded in Quarter 1 2006 and a reduction to intangible assets of $4. Under US GAAP, the special distribution to preferred shareholders of ACE is considered a non-monetary non-reciprocal transfer to owners since the host instrument is classified as temporary equity for accounting purposes. Consistent with the accounting treatment of the special distribution for Class A and Class B shareholders, a non-monetary non-reciprocal transfer to owners is recorded at the carrying amount of the net assets transferred and does not give rise to a gain or loss. The adjustment under US GAAP is a reduction to net interest expense of $4 in Quarter 1 2006 and an increase to intangible assets of $4.

Under Canadian GAAP, a $65 reduction in future income tax assets was recorded in Quarter 1 2006, consisting of a $59 reduction in Share capital and Intangible assets for the portion related to the distribution to the Class A and Class B shareholders and $6 future income tax expense and reduction to Intangible assets for the portion related to the distribution to preferred shareholders. Under US GAAP, the $65 reduction in future income tax assets results in a $65 reduction of Share capital and Goodwill. The adjustment for US GAAP is a $65 increase in Intangible assets, a $65 decrease in Goodwill; a $6 decrease in future income tax expense and a $6 decrease in Share capital.

5.       Stock-based compensation

Under Canadian GAAP, as described in Note 1, the Corporation has adopted EIC-162 in the period ended June 30, 2006 with restatement of prior periods. EIC-162 requires that the compensation cost for a stock option award attributable to an employee who is eligible to retire at the grant date be recognized on the grant date or for an employee who will become eligible to retire during the vesting period be recognized over the period from the grant date to the date the employee becomes eligible to retire (the "non-substantive vesting period approach").

Under US GAAP, the Corporation adopted Statement of Financial Accounting Standards ("FAS") No. 123 (revised 2004), "Share-Based Payment" ("FAS 123R") on January 1, 2006, which has the same requirements as EIC-162 under Canadian GAAP except FAS 123R is to be applied prospectively from January 1, 2006 to new option awards that have retirement eligibility provisions. The nominal vesting period approach is continued for any option awards granted prior to adopting FAS 123R and for the remaining portion of unvested

--------------------------------------------------------------------------------

[ACE AVIATION GRAPHIC OMITTED]    Notes to the Consolidated Financial Statements
                                                                  Quarter 3 2006


outstanding options. Under US GAAP, the adjustment reflects the reversal of the charge to retained earnings of $16 as at January 1, 2005 ($13 as at January 1, 2006) an increase to Salaries, wages and benefits expense of $1 for the three months ended September 30, 2005 ($2 for the nine months ended September 30, 2005) and an increase to Salaries, wage and benefits expense of $3 for the three months ended September 30, 2006 ($6 for the nine months ended September 30, 2006), all with an offset to contributed surplus.

Under US GAAP, the impact of applying the non-substantive vesting period approach for awards granted after January 1, 2006 compared to the nominal vesting period approach is an increase to Salaries, wage and benefits expense of nil for the three month period ended September 30, 2006 ($3 for the nine month period ended September 30, 2006). The Salaries, wage and benefits expense for the nine month period ended September 30, 2006 would decrease by $4 had the non-substantive vesting period approach been applied retroactively.

6.       Aircraft leases

Under Canadian GAAP, when a lease is extended and the payment terms are modified, the lessee should continue to account for the lease in accordance with the terms of the original lease contract until the original lease term expires. The difference between the modified payment and the payment under the terms of the original lease is deferred. Under US GAAP, any straight-line rent accruals and other deferred amounts should be amortized over the combined period of the remaining original lease term and the new lease term. Under US GAAP, additional aircraft lease expense of $1 has been recorded with the offset to deferred charges ($2 for the nine month period ended September 30, 2006).

7.       Aeroplan dilution gain adjustment

During the course of preparing the annual 2005 consolidated financial statements, it was noted that the Aeroplan gain calculation, as reported in the three month period ended June 30, 2005, did not take into account the goodwill that is allocated to Aeroplan. As a result, the dilution gain for US GAAP purposes, previously reported at $190 less tax of $28, has been decreased by $60 to $108 less tax of $6.

As a result of this adjustment the interim periods in 2005 have been adjusted. As the income for the three month period ended June 30, 2005, previously reported at $142, has been restated to $82, the income for the nine month period ended September 30, 2005, previously reported at $370, has been restated to $310. This adjustment does not impact the amounts reported under Canadian GAAP.

8.       Labour related provisions

Under Canadian GAAP, as described in Note 7, a review of outstanding labour provisions implemented prior to September 30, 2004 resulted in a $23 reversal of the provision applied against Share capital. Under US GAAP, the reversal of the $23 labour related provision implemented prior to September 30, 2004 is applied to income in the current period.

9.       Available-for-sale securities

Under Canadian GAAP, portfolio investments are accounted for using the cost method. Under US GAAP, portfolio investments classified as available-for-sale securities are carried at market value with unrealized gains or losses reflected as a separate component of shareholders' equity and included in comprehensive income. Under US GAAP, an unrealized loss of $3 less tax of $1 ($30 unrealized gain less tax of $5 for the nine month period ended September 30, 2006) has been recorded as a separate component of shareholders' equity and included in other comprehensive income, to reflect the fair value of the remaining US Airways investment of $25 ($22 at December 31, 2005). This adjustment is in addition to a decrease in other comprehensive income of $50 less tax of $8 ($145 less tax of $24 for the nine month period ended September 30, 2006) to reverse the unrealized gains previously recorded in other comprehensive income, as the gain for the disposal of 1.25 million shares in Quarter 3 2006 and 3.25 million shares in Quarter 2 2006 is realized under Canadian GAAP.

--------------------------------------------------------------------------------

[ACE AVIATION GRAPHIC OMITTED]    Notes to the Consolidated Financial Statements
                                                                  Quarter 3 2006


10.      Earnings per share
================================================================================
                                       Three months ended     Nine months ended
                                             September 30          September 30
                                      ------------------------------------------
                                           2006      2005        2006      2005
--------------------------------------------------------------------------------
Numerator
  Numerator for basic earnings
  per share:
    Income (loss)                       $    (2)  $   324     $   426   $   310
    Accretion of convertible preference
      shares                                 (4)       (4)        (13)      (12)
  ------------------------------------------------------------------------------
    Adjusted numerator for income (loss)
      per share                              (6)      320         413       298

  Effect of potential dilutive securities:
    Convertible preferred shares              4         4          13        12
    Convertible notes                         6         5          18         9
  Add back anti-dilutive impact             (10)        -           -         -
  ------------------------------------------------------------------------------
Adjusted income (loss) for diluted earnings
per share                                    (6)      329         444       319

Denominator
  Denominator for basic earnings per share:
    Weighted-average shares                 102       101         102        97
  Effect of potential dilutive securities:
    Convertible preferred shares              1         1           1         2
    Convertible notes                        11        10          11        10
    Stock options                             7         7           7         4
  Add back anti-dilutive impact             (19)        -           -         -
  ------------------------------------------------------------------------------
Denominator for diluted earnings per share:
  Adjusted weighted-average shares          102       119         121       113
--------------------------------------------------------------------------------
Basic earnings (loss) per share         $ (0.06)  $  3.16     $  4.05   $  3.08
================================================================================
Diluted earnings (loss) per share       $ (0.06)  $  2.75     $  3.68   $  2.83
================================================================================

The calculation of earnings per share is based on whole dollars and not on rounded millions. As a result, the above amounts may not be recalculated to the per share amount disclosed above.

11.      Pension and other benefit plans
The components of US GAAP net periodic cost of defined benefit plans include the following:
================================================================================
                                           Three months ended September 30
                                         Pension Benefits     Other Benefits
                                       --------------------------------------
                                           2006      2005      2006     2005
--------------------------------------------------------------------------------
Service cost                            $    65   $    51   $    20  $    24
Interest cost                               160       162        12       12
Expected return on plan assets             (185)     (174)        -        -
Amortization of prior service cost            -         -         -        -
Amortization of net transition obligation     -         -         -        -
Amortization of experience (gains) losses     5         -        (4)      (1)
--------------------------------------------------------------------------------
Total                                   $    45   $    39   $    28  $    35
================================================================================

--------------------------------------------------------------------------------

[ACE AVIATION GRAPHIC OMITTED]    Notes to the Consolidated Financial Statements
                                                                  Quarter 3 2006


================================================================================
                                           Nine months ended September 30
                                         Pension Benefits     Other Benefits
                                       --------------------------------------
                                           2006      2005      2006     2005
--------------------------------------------------------------------------------
Service cost                            $   193   $   150   $    61  $    66
Interest cost                               481       488        36       37
Expected return on plan assets             (554)     (521)       (1)       -
Amortization of prior service cost            -         -         -        -
Amortization of net transition obligation     -         -         -        -
Amortization of experience (gains) losses    13         -       (13)      (3)
--------------------------------------------------------------------------------
Total                                   $   133   $   117   $    83  $   100
================================================================================

As of September 30, 2006 the Corporation had contributed $308 to its defined benefit pension plans. The Corporation expects to contribute an additional $116 during the remainder of 2006.

12.      New accounting policies

Guidance on application of Variable Interest Entity standard

In April 2006, the Financial Accounting Standards Board (FASB) issued FASB Staff Position (FSP) No. FIN 46(R)-6, "Determining the Variability to Be Considered in Applying FASB Interpretation No. 46(R)", which provides additional clarification on how to determine the variability to be considered in applying FASB Interpretation No.46 (revised December 2003), "Consolidation of Variable Interest Entities." FSP FIN46(R)-6 is effective prospectively to all entities with which the enterprise first becomes involved and to all entities previously considered when a reconsideration event has occurred beginning the first day of the first reporting period beginning after June 15, 2006. The Corporation adopted this standard as of Quarter 3 2006.

Accounting for certain hybrid financial instruments

In February 2006, the FASB issued FASB Statement 155, "Accounting for Certain Hybrid Financial Instruments - an amendment of FASB Statement No. 133 and 140" ("FAS155"), which permits fair value remeasurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation, with changes in fair value recognized in earnings. The fair-value election will eliminate the need to separately recognize certain derivatives embedded in hybrid financial instruments under FASB Statement No. 133, Accounting for Derivative Instruments and Hedging Activities. FAS 155 is effective for all financial instruments acquired or issued after the beginning of an entity's first fiscal year that begins after September 15, 2006. The Corporation will adopt this standard as of Quarter 1 2007 and is in the process of assessing the impact of adopting this standard on the consolidated financial position and results of operations.

Accounting for uncertainty in income taxes

In June 2006, the FASB issued FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109" ("FIN 48"). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with FASB Statement No. 109, "Accounting for Income Taxes." The interpretation prescribes a recognition threshold and measurement attribute for the financial statement accounting guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006. The Corporation will adopt this standard as of Quarter 1 2007 and is in the process of assessing the impact of adopting this standard on the consolidated financial position and results of operations.

Accounting for defined benefit pension and other postretirement plans

In September 2006, the Financial Accounting Standards Board (FASB) issued FASB Statement 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106, and 132
(R)" ("FAS 158"). FAS 158 requires an employer to (i) recognize the overfunded or underfunded status of a defined benefit plan (other than a multiemployer plan) as an asset or liability with changes in that funded status recognized through comprehensive income; and (ii) measure the funded status of a plan as of the year-end date. FAS 158 also specifies additional disclosure requirements. The US GAAP requirement to initially recognize the funded status of a defined benefit plan and to provide the required disclosures is effective as of the end of the fiscal year ending after December 15, 2006. The US GAAP requirement to measure plan assets and benefit obligations as of the date of the employer's fiscal year-end statement of financial position is effective for fiscal years ending after December 15, 2008. FAS 158 requires prospective application with the transition asset or liability to be recognized in accumulated other comprehensive income in shareholders' equity.

--------------------------------------------------------------------------------

[ACE AVIATION GRAPHIC OMITTED]    Notes to the Consolidated Financial Statements
                                                                  Quarter 3 2006


Under Canadian GAAP, the over or under funded status of defined benefit plans are not recognized in the statement of financial position, nor does Canadian GAAP currently require the recognition of other comprehensive income. Under Canadian GAAP, the overfunded or underfunded status of a plan is included in the notes to the financial statements in the form of a reconciliation of the overfunded or underfunded status to amounts recognized in an employer's statement of financial position. This will result in a US and Canadian GAAP difference for the year ending December 31, 2006.

The impact that the adoption of this new statement will have on ACE's US GAAP statement of financial position cannot be reasonably estimated, as the fair value of the pension plans' assets and obligations will not be readily available until the end of the year. However, it is anticipated that adoption of this new statement will result in the recognition of a liability for the unfunded pension obligation and an associated future tax asset, although it is not expected to impact reported US GAAP net income. Based on information as at December 31, 2005, the unfunded liability would have been $1,061.

--------------------------------------------------------------------------------

[ACE AVIATION GRAPHIC OMITTED]    Notes to the Consolidated Financial Statements
                                                                  Quarter 3 2006


--------------------------------------------------------------------------------
13. FINANCIAL INSTRUMENTS
--------------------------------------------------------------------------------

Fuel Price Risk Management

The Corporation enters into contracts with financial intermediaries to manage its exposure to jet fuel price volatility.

During Quarter 2 2006, the Corporation entered into two three-way collar option structures that have two call strike prices within each option, which puts a ceiling on the potential benefit to be realized by the Corporation if commodity prices increase above the threshold of the second call strike price. Due to the ceiling in these derivative instruments, this type of derivative does not qualify as a hedging instrument under GAAP. As at September 30, 2006, the fair value of these derivative instruments was $1 in favour of the counterparty and is recorded in Accounts payable and accrued liabilities on the consolidated statement of financial position. The Corporation has recognized a net loss of $2 in non-operating expense during Quarter 3 2006 (net loss of $1 since inception of these instruments in Quarter 2 2006).

Interest Rate Risk Management

Air Canada

Air Canada enters into interest rate swaps to manage the risks associated with interest rate movement on US and Canadian floating rate debt and deposits.

During Quarter 2 2006, Air Canada entered into 19 interest rate swaps with a nominal value of US$414 to receive floating rates and pay a weighted average fixed rate of 5.81% for the debt to be arranged in relation to the financing of Embraer 190 aircraft between June 2006 and November 2007. The swaps have 15 year terms from the expected delivery date of the aircraft and their maturities range from June 2021 to December 2022. The Corporation did not apply hedge accounting to these derivative instruments.

Before September 30, 2006, four of these swaps were settled resulting in a net loss of $2. As at September 30, 2006, the fair value of the remaining 15 swaps was $14 in favour of the counterparty and is recorded in Other long-term liabilities on the consolidated statement of financial position. The Corporation has recognized a net loss of $12 in non-operating expense during Quarter 3 2006 (net loss of $14 since inception of these swaps in Quarter 2 2006).

Jazz

During Quarter 1 2006, Jazz entered into interest rate swaps to hedge its exposure to changes in interest rates (Note 5). Effective February 2, 2006, the Corporation is applying hedge accounting to these derivative instruments and no amount is recorded in these financial statements. As at September 30, 2006, the fair value of these swaps was $1 in favour of the counterparty.

--------------------------------------------------------------------------------

[ACE AVIATION GRAPHIC OMITTED]    Notes to the Consolidated Financial Statements
                                                                  Quarter 3 2006


--------------------------------------------------------------------------------
14. CONTINGENCIES
--------------------------------------------------------------------------------

U.S. DoJ Cargo Investigation

The European Commission, the United States Department of Justice (the "U.S. DoJ") and the Competition Bureau in Canada, among other competition authorities, are investigating alleged anti-competitive Cargo pricing activities, including certain fuel surcharges levied by a number of airlines and other Cargo operators. The U.S. DoJ has sought information from Air Canada as part of its investigation. Air Canada is cooperating fully with this investigation.

In addition, Air Canada is named as a defendant in a number of class action lawsuits that have been filed before the United States District Court and in Canada in connection with these allegations. It is not possible at this time to predict, with any degree of certainty, the outcome of these proceedings.

It is Air Canada's policy to conduct its business in full compliance with all applicable competition laws.

--------------------------------------------------------------------------------

[ACE AVIATION GRAPHIC OMITTED]    Notes to the Consolidated Financial Statements
                                                                  Quarter 3 2006


--------------------------------------------------------------------------------
15. SUBSEQUENT EVENTS
--------------------------------------------------------------------------------

Plan of arrangement and initial distribution of units of Aeroplan Income Fund

At a special meeting of shareholders on October 5, 2006, the shareholders of the Corporation approved a statutory arrangement pursuant to the Canada Business Corporations Act. On October 6, 2006, the Quebec Superior Court has issued a final order approving the statutory arrangement, which became effective October 10, 2006. The arrangement grants authority to the board of directors of ACE to make from time to time one or more special distributions to ACE shareholders in an aggregate amount of up to $2 billion by way of reduction of the stated capital of the Class A variable voting shares, Class B voting shares and the preferred shares of ACE.

ACE intends, subject to the ACPA claim below, to proceed with an initial distribution of units of Aeroplan Income Fund under the plan of arrangement representing a portion of its interest in Aeroplan. The terms of the distribution, including the number of Aeroplan units to be distributed per Class A variable voting share, Class B share and preferred share (on an as-converted basis) of ACE, the record date to determine the ACE shareholders eligible to participate in such distribution and the anticipated payment date will be announced by subsequent news release after receipt of the tax ruling or opinion.

Due to restrictions applicable to Aeroplan Income Fund pursuant to United States securities legislation, U.S. shareholders will receive Aeroplan units only if they complete and submit a certification attesting that they are "qualified purchasers" for the purposes of the United States Investment Company Act of 1940 and institutional "accredited investors" for the purposes of Rules 501(a)(1),
(2), (3) or (7) of Regulation D under the United States Securities Act of 1933. United States shareholders that do not satisfy such requirements or that do not submit a properly completed certification on or prior to a date to be specified by subsequent news release will receive the net cash proceeds of the sale on their behalf of the Aeroplan units which such shareholders would otherwise have been entitled to receive.

The Air Canada Pilots Association ("ACPA") has commenced proceedings before the Ontario Superior Court of Justice against Air Canada, ACE and members of the Board of Directors of Air Canada alleging that certain past and future actions are oppressive to them. A variety of remedies have been sought against the parties seeking, among other things, limits on corporate distributions including those contemplated under the ACE plan of arrangement described above, which became effective on October 10, 2006, and restrictions on Air Canada's ability to effect certain Corporate reorganization transactions to be made in connection with the offering of shares in the capital of Air Canada, including some of those described above. The claim was served on October 4, 2006. Management is of the view that the claim is without merit and will be defended. The interim injunction is scheduled to be heard in late December 2006.

Air Canada Initial Public Offering

On October 16, 2006 the Corporation and Air Canada filed a preliminary prospectus with all securities regulatory authorities throughout Canada for an initial public offering of shares in Air Canada (the "Offering"). The proposed Offering, of approximately $400, consists of $200 in variable voting shares and voting shares being issued and sold by Air Canada (the "Treasury Shares") and $200 in a secondary offering of variable voting shares and voting shares being sold by ACE (the "Secondary Shares"), prior to any exercise of the 15% over-allotment option.

The securities offered have not been, and will not be, registered under the United States Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or any applicable exemption from the registration requirement of such Act.

A corporate restructuring is planned to occur in connection with the initial public offering of common shares of Air Canada. Under the planned corporate restructuring, Air Canada Cargo and Air Canada Ground Handling are expected to become subsidiaries of Air Canada and ACE will transfer a 51 percent ownership in Air Canada Vacations to Air Canada. Jazz, Aeroplan and ACTS will remain subsidiaries of ACE. Preferred units in ACTS, which are held by Air Canada, will be purchased by ACE for proceeds of $672 million.

Upon completion of the offering of Air Canada shares and satisfaction of certain customary conditions, the revolving credit facility of Air Canada, as described in Note 5, will be amended and restated. The amended agreement will establish a $400 million senior secured revolving credit facility with a three-year term. In

--------------------------------------------------------------------------------

[ACE AVIATION GRAPHIC OMITTED]    Notes to the Consolidated Financial Statements
                                                                  Quarter 3 2006


accordance with the provisions of the facility, the term may be consensually extended for additional one-year periods on each anniversary of the closing of the offering. The amended credit facility will contain customary representations and warranties and will be subject to customary terms and conditions (including negative covenants, financial covenants and events of default).

                                                                      Document 2

ACE AVIATION

                                 Quarter 3 2006
                    Mmanagement's Discussion and Analysis of
                  Results of Operations and Financial Conditon



                                [GRAPHIC OMITTED]


                                                                November 9, 2006

                                TABLE OF CONTENTS
1.  PREFACE....................................................................................................1

2.  OVERVIEW AND GENERAL BUSINESS SUMMARY......................................................................2
        2.1    Proposed plan of arrangement and initial distribution of units of Aeroplan Income Fund..........2
        2.2    Initial public offering of Air Canada shares....................................................2
        2.3    Aeroplan........................................................................................3
        2.4    Air Canada revenue model........................................................................3
        2.5    Fuel risk management............................................................................4
        2.6    Status of wage review with unions...............................................................4
        2.7    Sale of US Airways shares.......................................................................5
        2.8    US Department of Justice Cargo pricing investigation............................................5

3.  QUARTER AND YEAR-TO-DATE RESULTS...........................................................................6
        3.1    Comparison of consolidated quarter and year-to-date results.....................................6
        3.2    Comparison of segment quarter and year-to-date results..........................................9
        3.3    Air Canada Services............................................................................11
        3.4    Aeroplan.......................................................................................16
        3.5    Jazz...........................................................................................17
        3.6    ACTS...........................................................................................18
        3.7    Corporate Items and Eliminations...............................................................19

4.  FINANCIAL AND CAPITAL MANAGEMENT..........................................................................20
        4.1    Financial position.............................................................................20
        4.2    Liquidity and working capital..................................................................20
        4.3    Share information..............................................................................21
        4.4    Cash flows from operations.....................................................................21
        4.5    Cash flows from financing activities...........................................................21
        4.6    Cash flows used for investing activities.......................................................22

5.  QUARTERLY FINANCIAL DATA..................................................................................23

6.  CONTROLS AND PROCEDURES...................................................................................24

7.  MATERIAL CHANGES..........................................................................................24

8.  RISK FACTORS..............................................................................................24

9.  NON-GAAP FINANCIAL MEASURES...............................................................................25

10. GLOSSARY..................................................................................................28

[ACE AVIATION GRAPHIC OMITTED]

                                            Management's Discussion and Analysis
                                                                  Quarter 3 2006
--------------------------------------------------------------------------------
1.   PREPARE
--------------------------------------------------------------------------------

ACE Aviation Holdings Inc. ("ACE") is the parent holding company of various transportation and other service companies and partnerships, which are operated through the following four reportable segments: Air Canada Services, Aeroplan Limited Partnership ("Aeroplan"), Jazz Air LP ("Jazz") and ACTS Limited Partnership ("ACTS"). As at September 30, 2006, ACE holds directly or indirectly a 100 percent ownership interest in the entities included in the Air Canada Services segment, a 75.3 percent ownership interest in Aeroplan, a 79.7 percent ownership interest in Jazz and a 100 percent ownership interest in ACTS.

The Air Canada Services segment includes the following principal operating companies and partnerships: Air Canada, ACGHS Limited Partnership ("Air Canada Ground Handling"), Touram Limited Partnership ("Air Canada Vacations") and AC Cargo Limited Partnership ("Air Canada Cargo"). The Air Canada Services segment is comprised of the entities previously included within the Transportation Services segment with the exception of the activities of the ACE stand-alone entity and certain consolidation adjustments which are now included within Corporate Items and Eliminations ("CIE"). The comparative segment disclosures have been restated to reflect the current reportable segment structure.

References to the "Corporation" in this Management's Discussion and Analysis ("MD&A") refers to, as the context may require, ACE and its subsidiaries collectively, ACE and one or more of its subsidiaries, one or more of ACE's subsidiaries, or ACE itself.

Except as otherwise noted, this MD&A is current as of November 9, 2006 and should be read in conjunction with ACE's interim unaudited consolidated financial statements for Quarter 3 2006 and ACE's audited annual consolidated financial statements and annual MD&A for 2005. The interim unaudited consolidated financial statements are prepared in accordance with Generally Accepted Accounting Principles ("GAAP") in Canada and are based on accounting policies consistent with those disclosed in Note 2 to the 2005 Annual Consolidated Financial Statements of ACE, with the exception of the policy on stock-based compensation. Refer to Note 1 to ACE`s Quarter 3 2006 Interim Unaudited Consolidated Financial Statements for information related to the adoption of EIC-162 Stock-based Compensation for Employees Eligible to Retire Before the Vesting Date. All amounts are stated in Canadian dollars, unless otherwise indicated. Certain percentage amounts calculated herein are based on the amounts rounded to millions. For the reportable segments, the sum of quarterly financial results may not equal the year-to-date results due to rounding. For a glossary of terms and measures used in this MD&A, refer to section 10.

For further information on ACE's public disclosure file, including ACE's Annual Information Form, consult SEDAR at www.sedar.com and EDGAR at www.sec.gov/edgar.shtml

CAUTION REGARDING FORWARD-LOOKING INFORMATION
Forward-looking statements are included in this MD&A. These forward-looking statements are identified by the use of terms and phrases such as "anticipate", "believe", "could", "estimate", "expect", "intend", "may", "plan", "predict", "project", "will", "would", and similar terms and phrases, including references to assumptions. Such statements may involve, but are not limited to, comments with respect to strategies, expectations, planned operations or future actions. Forward-looking statements, by their nature, are based on assumptions and are subject to important risks and uncertainties. Any forecasts or forward-looking predictions or statements cannot be relied upon due to, amongst other things, changing external events and general uncertainties of the business. Results indicated in forward-looking statements may differ materially from actual results for a number of reasons, including without limitation, energy prices, general industry, market and economic conditions, war, terrorist attacks, changes in demand due to the seasonal nature of the business, the ability to reduce operating costs and employee counts, employee relations, labour negotiations or disputes, restructuring, pension issues, currency exchange and interest rates, changes in laws, regulatory developments or proceedings, pending and future litigation and actions by third parties as well as the factors identified throughout this MD&A and, in particular, those identified in the "Risk Factors" section of ACE's 2005 MD&A dated February 9, 2006. The forward-looking statements contained in this MD&A represent ACE's expectations as of November 9, 2006, and are subject to change after such date. However, ACE disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required under applicable securities regulations.


--------------------------------------------------------------------------------

[ACE AVIATION  GRAPHIC OMITTED]

                                            Management's Discussion and Analysis
                                                                  Quarter 3 2006

A detailed description of ACE's strategy and objectives is provided in ACE's 2005 MD&A and an update on the progress made in the first two quarters of 2006 is disclosed in ACE's Quarter 1 2006 and Quarter 2 2006 MD&As. The following provides an overview and general business summary and identifies progress made towards meeting ACE business objectives and strategies.

2.1 Proposed plan of arrangement and initial distribution of units of Aeroplan Income Fund

At a special meeting of shareholders held on October 5, 2006, the shareholders of the Corporation approved a statutory plan of arrangement pursuant to the Canada Business Corporations Act. On October 6, 2006, the Quebec Superior Court issued a final order approving the statutory plan of arrangement which became effective October 10, 2006. The arrangement grants authority to the board of directors of ACE to make from time to time one or more special distributions to ACE shareholders in an aggregate amount of up to $2 billion by way of reduction of the stated capital of the Class A variable voting shares, Class B voting shares and the preferred shares of ACE.

ACE intends, subject to the Air Canada Pilots Association ("ACPA") claim below, to proceed with an initial distribution of units of Aeroplan Income Fund under the plan of arrangement representing a portion of its interest in Aeroplan. The terms of the distribution, including the number of Aeroplan units to be distributed per Class A variable voting share, Class B share and preferred share (on an as-converted basis) of ACE, the record date to determine the ACE shareholders eligible to participate in such distribution and the anticipated payment date will be announced by subsequent news release.

ACPA has commenced proceedings before the Ontario Superior Court of Justice against Air Canada, ACE and the members of the board of directors of Air Canada alleging that certain past and future actions are oppressive to them. A variety of remedies have been sought against the parties seeking, among other things, limits on corporate distributions including those contemplated under the ACE plan of arrangement described above and restrictions on Air Canada's ability to effect certain corporate reorganization transactions. The claim was served on October 4, 2006. Management is of the view that the claim is without merit. The interim injunction hearing is scheduled to be heard in late December 2006.

2.2  Initial public offering of Air Canada shares

On October 16, 2006, ACE and Air Canada filed a preliminary prospectus with all securities regulatory authorities throughout Canada for an initial public offering of shares in Air Canada. The proposed offering, of approximately $400 million, consists of $200 million variable voting shares and voting shares being issued and sold by Air Canada and $200 million in a secondary offering of variable voting shares and voting shares being sold by ACE, prior to any exercise of the 15 percent over-allotment option.

A corporate restructuring is planned to occur in connection with the initial public offering of common shares of Air Canada. Under the planned corporate restructuring, Air Canada Cargo and Air Canada Ground Handling are expected to become subsidiaries of Air Canada and ACE will transfer a 51 percent ownership in Air Canada Vacations to Air Canada. Jazz, Aeroplan and ACTS will remain subsidiaries of ACE. Preferred units in ACTS, which are held by Air Canada, will be purchased by ACE for proceeds of $672 million.

Upon completion of the offering of Air Canada shares and satisfaction of certain customary conditions, the revolving credit facility of Air Canada, as described in Note 5 to ACE's Quarter 3 2006 Interim Unaudited Consolidated Financial Statements, will be amended and restated. The amended agreement will establish a $400 million senior secured revolving credit facility with a three-year term. In accordance with the provisions of the facility, the term may be consensually extended for additional one-year periods on each anniversary of the closing of the offering. The amended credit facility will contain customary representations and warranties and will be subject to customary terms and conditions (including negative covenants, financial covenants and events of default).


--------------------------------------------------------------------------------

[ACE AVIATION  GRAPHIC OMITTED]

                                            Management's Discussion and Analysis
                                                                  Quarter 3 2006


2.3  Aeroplan

In 2001, Air Canada established Aeroplan Limited Partnership as a limited partnership wholly-owned by Air Canada. The Aeroplan loyalty program was previously a division of Air Canada. Under the Commercial Participation and Services Agreement ("CPSA') between Air Canada and Aeroplan, Air Canada retained responsibility for the estimated miles to be redeemed from accumulations of miles up to December 31, 2001. Aeroplan assumed responsibility for all miles issued beginning January 1, 2002. On December 31, 2001, there were 171 billion miles outstanding of which, after considering breakage, management estimated that 103 billion miles would be redeemed.

With the assistance of independent actuaries, management of Air Canada and Aeroplan re-estimated the number of miles expected to be redeemed from accumulations up to December 31, 2001. Management now expects that 112 billion miles will be redeemed compared to the original estimate of 103 billion. Pursuant to the terms of the CPSA, dated June 9, 2004, as amended, management of Air Canada and Aeroplan agreed to further amend the terms of the CPSA. Effective October 13, 2006, by amendment, Air Canada has assumed responsibility for the redemption of up to 112 billion miles and, as a result, has recorded a special charge of $102 million against operating revenues in Quarter 3 2006 and increased Aeroplan deferred revenues. This charge is referred to as the "special charge for Aeroplan miles" in this MD&A. This amendment to the CPSA represents full and final settlement between the parties in connection with Air Canada's obligations for the redemption of pre-2002 miles. Aeroplan is responsible for any redemption of miles in excess of the re-estimated 112 billion miles.

The Aeroplan Income Fund makes monthly distributions to its unit holders. On October 16, 2006, trustees of Aeroplan Income Fund approved an increase in distributions to unit holders from $0.0625 to $0.0700 per unit, commencing with the distribution to be declared for the month of December 2006, following a decision to increase distributions to its limited partners by Aeroplan's board of directors in the same amount.

On October 16, 2006, in order to improve reward travel choices and provide greater flexibility to make travel arrangements, Aeroplan introduced ClassicPlus Flight Rewards which offer Aeroplan members unrestricted access to available seat inventory across the entire Air Canada and Air Canada Jazz networks in both Economy and Executive Class and may be booked until two hours prior to a flight's departure should seats remain available. Concurrently, Aeroplan also announced the implementation of two program changes related to mileage expiry and mileage accumulation which will become effective January 1, 2007 and July 1, 2007, respectively. The changes have been designed to encourage members' active participation in the program through accumulation and redemption.


2.4  Air Canada revenue model

Throughout the quarter, Air Canada continued to leverage the programs that make up its revenue model. Significant system development and business readiness planning was conducted to expand the "a la carte" shopping opportunities for customers purchasing North America fares. Expanded a la carte options have been released in the fourth quarter.

In addition, a major milestone was achieved during the quarter with the launch of the first long-haul international Flight Pass. The London Flight Pass was launched in September, enabling frequent travelers to the United Kingdom to purchase six one-way flights at one time. Additionally, an extension of the Flight Pass to include a subscription pricing model occurred in October 2006. Corporate users may now pay on a recurring periodic basis for the Flight Pass. On October 19, the new North America Unlimited Pass was launched in Canada, combining fixed-monthly subscription pricing with unlimited travel in a choice of nine zones throughout North America.

As at November 9, 2006, Air Canada has completed the aircraft interior refurbishment of its eighth Airbus A320 and its first Boeing 767-300 aircraft.


--------------------------------------------------------------------------------

[ACE AVIATION  GRAPHIC OMITTED]

                                            Management's Discussion and Analysis
                                                                  Quarter 3 2006

2.5  Fuel risk management

In order to manage the airline's exposure to the volatility of jet fuel prices, the Corporation has hedged a portion of its anticipated jet fuel requirements using mostly swap and collar option structures.

As at September 30, 2006, Air Canada had 58 percent of its remaining fuel requirement for 2006 hedged at prices that can fluctuate between an average of US$87 to US$91 per barrel for its jet fuel contracts and an average of US$75 to US$86 per barrel for its heating oil-based contracts. For 2007, Air Canada had hedged 24 percent of its 2007 requirements at prices that can fluctuate between an average of US$74 to US$85 per barrel for its heating oil-based contracts and an average of US$58 to US$69 per barrel for its WTI crude oil-based contracts. Since September 30, 2006, Air Canada has entered into new hedging positions, using collar option structures, which has added 9 percent coverage to the first quarter of 2007 increasing the total hedged volume for 2007 to 26 percent.

In Quarter 3, 2006, the Corporation recorded net hedging losses of $10 million in fuel expense on settled hedging instruments and a net loss of $2 million in non-operating expense for certain derivative instruments which do not qualify for hedge accounting. On a year-to-date basis, the Corporation has recorded net hedging losses of $11 million in fuel expense and a net loss of $1 million in non-operating expense.

2.6  Status of wage review with unions

A majority of the Corporation's employees are unionized and subject to collective agreements in force until June 2009. These collective agreements provide for wage reviews that are expected to be completed by the end of 2006.

To date, Air Canada has completed negotiation, mediation and binding arbitration with the following unions:

     o The Canadian Auto Workers Union ("CAW"), which represents customer sales and services agents and crew schedulers. The arbitrator awarded wage increases of 1 percent effective June 2006, 1.75 percent effective June 2007 and 1.75 percent effective June 2008.

     o AMICUS, which represents United Kingdom-based employees. The arbitrator awarded wage increases of 2 percent effective April 2006 and no increases for the following years.

     o The International Association of Machinist and Aerospace Workers ("IAMAW"), which represents technical, maintenance and finance employees. The arbitrator awarded wage increases of 1 percent effective July 2006, 0.5 percent effective January 2007, 1.75 percent effective July 2007 and 1.75 percent effective July 2008.

     o The International Brotherhood of Teamsters ("IBT"), which represents the United States-based employees of Air Canada at 11 stations, for a total of approximately 800 active employees. The arbitrator awarded wage increases of 1.6 percent effective September 2006, 1 percent effective March 2007, 1.6 percent effective September 2007, 1 percent effective March 2008, 1.6 percent effective September 2008 and 1 percent effective March 2009.

     o An agreement was reached on October 28, 2006 between Air Canada and the Canadian Air Line Dispatchers Association ("CALDA"), the union representing Air Canada's dispatchers, whereby the rates of pay for the dispatchers have increased retroactively by 1.9 percent effective July 2006, and will increase by 1.8 percent effective July 2007 and
          1.6 percent effective July 2008.

     o The Air Canada Pilots Association ("ACPA"), which represents Air Canada's pilots. The arbitrator awarded wage increases of 2 percent effective July 1, 2006, 1.75 percent effective July 1, 2007 and 1.75 percent effective July 1, 2008.

The wage re-opener negotiations with the Canadian Union of Public Employees ("CUPE"), which represents Air Canada's flight attendants, have moved to mediation which is expected to occur in November 2006.

Jazz has completed negotiation, mediation and arbitration with the CAW, which represents its technical services, crew scheduling and customer service agents. The arbitrator awarded wage increases of 1 percent effective July 2006, 1.75 percent effective July 2007 and 1.75 percent effective July 2008. Jazz has also completed negotiation, mediation and arbitration with Teamsters Canada, the union representing Jazz's flight attendants. Aside from modest fixed adjustments to the scales applicable to employees hired after July 31, 2003, the following awards were granted to Teamsters-represented employees: a 1 percent wage increase effective June 1, 2006, 1.75 percent effective June 1, 2007 and 1.75 percent effective June 1, 2008. The award also resolved the outstanding issue of profit sharing for the flight attendants, who are now eligible to receive the full profit sharing payout. Negotiations with Jazz's dispatchers, who are represented by CALDA, are continuing.


--------------------------------------------------------------------------------

[ACE AVIATION GRAPHIC OMITTED]

                                            Management's Discussion and Analysis
                                                                  Quarter 3 2006

2.7  Sale of US Airways shares

In Quarter 3 2005, the Corporation made an investment of US$75 million in US Airways Group, Inc. ("US Airways") for 5 million shares. On April 10, 2006, the Corporation disposed of 1.75 million shares of its holdings in US Airways to PAR Investment Partners LP. The proceeds from the sale transaction amounted to $78 million (US$68 million). ACE recorded a pre-tax gain of $46 million ($38 million after tax) in Quarter 2 2006 as a result of this transaction.

Over the period from June 7, 2006 to July 6, 2006, the Corporation disposed of
2.75 million shares of its holdings in US Airways through a series of transactions on the open stock market at an average price of over US$50 per share.

     o Prior to June 30, 2006, 1.5 million shares were sold at an average price of over US$47 per share for net proceeds of $80 million (US$72 million). The Corporation recorded a pre-tax gain of $54 million ($45 million after tax) in Quarter 2 2006 as a result of these transactions.

     o In July, the Corporation sold an additional 1.25 million shares at an average price of over US$53 per share for net proceeds of $74 million (US$66 million). The Corporation has recorded a pre-tax gain of $52 million ($43 million after tax) in Quarter 3 2006 as a result of these transactions.

The aggregate net proceeds to date from the sale of 4.5 million shares of US Airways amount to $232 million (US$206 million).

As of November 9, 2006, ACE continues to hold 0.5 million shares in US Airways with a market value of US$25 million.

2.8  US Department of Justice Cargo pricing investigation
The European Commission, the United States Department of Justice (the "US DoJ") and the Competition Bureau in Canada, among other competition authorities, are investigating alleged anti-competitive cargo pricing activities, including certain fuel surcharges levied by a number of airlines and other cargo operators. The US DoJ has sought information from Air Canada as part of its investigation. Air Canada is cooperating fully with this investigation.

Air Canada is also named as a defendant in a number of class action lawsuits that have been filed before the United States District Court and in Canada in connection with these allegations. It is not possible at this time to predict, with any degree of certainty, the outcome of these proceedings.

It is Air Canada's policy to conduct its business in full compliance with all applicable competition laws.


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                                       5

[ACE AVIATION  GRAPHIC OMITTED]

                                            Management's Discussion and Analysis
                                                                  Quarter 3 2006

--------------------------------------------------------------------------------
3.   QUARTER AND YEAR-TO-DATE RESULTS
--------------------------------------------------------------------------------


3.1  Comparison of consolidated quarter and year-to-date results
The following table compares the consolidated results of operations of ACE for Quarter 3 2006 and the nine months ended September 30, 2006 to the corresponding periods in 2005.

----------------------------------------------------------------------------------------------------------------------------------
($ millions, except per share amounts)              Quarter 3         Change                YTD                 Change
                                               2006         2005         $        %         2006      2005         $         %
----------------------------------------------------------------------------------------------------------------------------------
Operating revenues
Passenger                                      2,564      $ 2,461      $ 103       4     $ 6,873   $ 6,300       $ 573        9
Cargo                                            157          162        (5)     (3)         460       444          16        4
Other                                            226          210         16       8         780       724          56        8
----------------------------------------------------------------------------------------------------------------------------------
                                               2,947        2,833        114       4       8,113     7,468         645        9
Special charge for Aeroplan miles              (102)            -      (102)     n/a       (102)         -       (102)      n/a
----------------------------------------------------------------------------------------------------------------------------------
                                               2,845        2,833         12       0       8,011     7,468         543        7
----------------------------------------------------------------------------------------------------------------------------------

Operating expenses
Salaries, wages and benefits                     641          635          6       1       1,919     1,870          49        3
Aircraft fuel                                    762          675         87      13       1,962     1,620         342       21
Aircraft rent                                    108          112         (4)     (4)        334       300          34       11
Airport and navigation fees                      275          259         16       6         750       702          48        7
Aircraft maintenance, materials and supplies     100           80         20      25         347       263          84       32
Communications and information technology         70           75         (5)     (7)        217       230        (13)      (6)
Food, beverages and supplies                      93           94         (1)     (1)        255       253          2         1
Depreciation, amortization and obsolescence      145          118         27      23         419       357          62       17
Commissions                                       61           68         (7)    (10)        188       206        (18)      (9)
Special charge for labour restructuring            -            -          -       -          33         -          33      n/a

Other                                            387          396        (9)     (2)       1,265     1,178          87        7
----------------------------------------------------------------------------------------------------------------------------------
                                               2,642        2,512        130       5       7,689     6,979         710       10
----------------------------------------------------------------------------------------------------------------------------------

Operating income                                 203          321      (118)                 322       489       (167)

Non-operating income (expense)
Interest income                                   33           20         13                  84        47          37
Interest expense                                (94)         (76)       (18)               (273)     (228)        (45)
Interest capitalized                              18            2         16                  40         8          32
Gain on sale of US Airways shares                 52            -         52                 152         -         152
Gain (loss) on sale of assets
 and provisions on assets                         (4)           2         (6)                  -         2          (2)
Dilution gain                                      -            -          -                 220       190          30
Other                                           (17)           14       (31)                (14)      (16)           2
------------------------------------------------------------------------------           -----------------------------------------
                                                (12)         (38)         26                 209         3         206
------------------------------------------------------------------------------           -----------------------------------------

Income before the following items:               191          283       (92)                 531       492          39

Non-controlling interest                        (19)          (9)       (10)                (53)      (16)        (37)
Foreign exchange gain (loss)                     (3)          125      (128)                 117        57          60
Provision for income taxes                      (66)        (128)         62               (138)     (170)          32
------------------------------------------------------------------------------           -----------------------------------------
Income for the period                          $ 103        $ 271     $(168)               $ 457     $ 363       $  94
==============================================================================           =========================================

Earnings per share
- Basic                                       $ 1.01       $ 2.67   $ (1.66)              $ 4.49    $ 3.75      $ 0.74
- Diluted                                     $ 0.95       $ 2.33   $ (1.38)              $ 4.11    $ 3.39      $ 0.72

EBITDAR(1)                                       456          551       (95)               1,075     1,146        (71)
EBITDAR excluding special charges (1)            558          551         7                1,210     1,146          64
----------------------------------------------------------------------------------------------------------------------------------

(1)  Refer to "Non-GAAP Financial Measures" on page 25 of this MD&A for a reconciliation of EBITDAR.


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                                       6
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[ACE AVIATION  GRAPHIC OMITTED]]

                                            Management's Discussion and Analysis
                                                                  Quarter 3 2006

ACE reported operating income of $203 million in Quarter 3 2006, a decrease of $118 million from the operating income of $321 million recorded in Quarter 3 2005. For the first nine months of 2006, ACE recorded operating income of $322 million, a decrease of $167 million from the same period in 2005.

Included in Quarter 3 2006 was a special charge of $102 million recorded in operating revenues in connection with Air Canada's obligations for the redemption of pre-2002 Aeroplan miles as discussed in section 2.3 of this MD&A. A workforce reduction plan was announced in February 2006 whereby non-unionized employee levels are in the process of being reduced by 20 percent. This program is expected to be substantially completed by the end of 2006. As at November 9, 2006, approximately 66 percent of the planned reductions had been completed. A special charge of $33 million was recorded in Quarter 1 2006 relating to this program of which $28 million was reflected in the Air Canada Services segment and $5 million was reflected in the ACTS segment.

Excluding the special charge for Aeroplan miles, for Quarter 3 2006, operating income decreased $16 million from Quarter 3 2005. Excluding the special charge for Aeroplan miles and the special charge for labour restructuring of $33 million recorded in Quarter 1 2006, for the first nine months of 2006, operating income decreased $32 million from the same period in 2005.

On a consolidated basis, for Quarter 3 2006, EBITDAR decreased $95 million over Quarter 3 2005. Excluding the special charge for Aeroplan miles, EBITDAR improved $7 million over Quarter 3, 2005. For Quarter 3 2006, the Aeroplan and Jazz segments achieved EBITDAR improvements over Quarter 3 2005 of $13 million and $15 million, respectively, which were more than offset by EBITDAR shortfalls in the Air Canada Services and ACTS segments of $134 million and $10 million, respectively. Excluding the special charge for Aeroplan miles, EBITDAR for the Air Canada Services segment decreased $32 million over Quarter 3 2005.

On a consolidated basis, for the first nine months of 2006, EBITDAR decreased $71 million over the same period in 2005. Excluding the special charge for Aeroplan miles and the special charge for labour restructuring, EBITDAR increased $64 million. For the first nine months of 2006, the Aeroplan and Jazz segments achieved EBITDAR improvements of $38 million and $66 million, respectively, which were more than offset by EBITDAR shortfalls in the Air Canada Services and ACTS segments of $115 million and $70 million, respectively. Excluding the special charge for Aeroplan miles and the special charge for labour restructuring of $28 million recorded in Quarter 1 2006, EBITDAR for the Air Canada Services segment improved $15 million on a year-to-date basis. Excluding the special charge for labour restructuring of $5 million recorded in Quarter 1 2006, EBITDAR for the ACTS segment decreased $65 million over the first nine months of 2005.

Consolidated operating revenues rose $12 million over Quarter 3 2005 and $543 million or 7 percent over the first nine months of 2005. Excluding the special charge for Aeroplan miles, consolidated operating revenues rose $114 million or 4 percent over Quarter 3 2005 and $645 million or 9 percent over the first nine months of 2005, mainly due to an increase in passenger revenues reflecting system yield and traffic improvements due to a stronger market demand. System passenger revenues in Quarter 3 2006 and the first nine months of 2006 were up $103 million or 4 percent and $573 million or 9 percent, respectively. The revenue growth in Quarter 3 2006 was achieved despite the negative impact of a stronger Canadian dollar on international, US Transborder and domestic revenues, the impact of the terrorist threat in the United Kingdom (UK) and resultant additional security measures and the temporary removal of content by one of the airline's distribution providers in response to distribution model changes. Cargo revenues for Quarter 3 2006 decreased $5 million or 3 percent from Quarter 3 2005 mostly due to reduced Pacific revenues. System cargo traffic declined 4 percent and cargo yield for Quarter 3 2006 improved 1 per cent. Other revenues increased $16 million or 8 percent in Quarter 3 2006 and $56 million or 8 percent in the first nine months of 2006, in large part due to higher Aeroplan redemption and third party maintenance revenues. The increase in revenues on a year-to-date basis from these two sources was partially offset by reduced revenues from Air Canada Vacations mainly in Quarter 1 2006 due to lower passenger volumes.

For Quarter 3, 2006 and for the first nine months of 2006, consolidated operating expenses increased $130 million or 5 percent and $710 million or 10 percent, respectively, over the same periods in 2005. Unit cost, as measured by operating expense per ASM, increased 2 percent from Quarter 3 2005 and 6 percent from the first nine months of 2005. Excluding fuel expense, unit cost was down 1 percent in the quarter. On a year-to-date basis, excluding fuel expense and the special charge for labour restructuring of $33 million recorded in Quarter 1 2006, unit cost increased 2 percent over the corresponding period in 2005.


--------------------------------------------------------------------------------
                                       7
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                                            Management's Discussion and Analysis
                                                                  Quarter 3 2006


Non-operating expense amounted to $12 million in Quarter 3 2006 compared to non-operating expense of $38 million in Quarter 3 2005. For the first nine months of 2006, non-operating income amounted to $209 million compared to non-operating income of $3 million. For Quarter 3 2006 and for the first nine months of 2006, net interest expense decreased $11 million and $24 million, respectively, from the same periods in 2005. The increase in interest expense, largely driven by the financing of additional aircraft, was more than offset by interest capitalized and an increase in interest income due to higher cash balances and higher average interest rates. Included in year-to-date 2006 results was the pre-tax gain of $152 million relating to the sale of shares of US Airways and a dilution gain of $220 million as a result of ACE's initial public offering ("IPO") of Jazz Income Fund. Included in year-to-date 2005 results was a dilution gain of $190 million as a result of ACE's IPO of Aeroplan Income of Fund, pre-tax charges of $29 million related to the extinguishment of a credit facility with GE and a gain of $17 million related to interest rate swaps covering two Boeing 767 aircraft leases.

Losses from the revaluation of foreign currency monetary items amounted to $3 million in Quarter 3 2006. This compared to foreign exchange gains on foreign currency monetary items of $125 million in Quarter 3 2005. For the first nine months of 2006, gains from the revaluation of foreign currency monetary items amounted to $117 million, attributable to a stronger Canadian dollar at September 30, 2006 compared to December 31, 2005. This compared to foreign exchange gains of $57 million in the first nine months of 2005.

Net income for Quarter 3 2006 amounted to $103 million or $0.95 per diluted share compared to $271 million or $2.33 per diluted share in Quarter 3 2005. On a year-to-date basis, net income increased $94 million or $0.72 per diluted share over the same period in 2005.


-------------------------------------------------------------------------------
                                       8
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                                            Management's Discussion and Analysis
                                                                  Quarter 3 2006

3.2  Comparison of segment quarter and year-to-date results
The following tables compare segment results for Quarter 3 2006 and the nine months ended September 30, 2006 to the corresponding periods in 2005. Refer to
Note 11 of ACE's Quarter 3 2006 Interim Unaudited Consolidated Financial Statements for additional information on segments.

---------------------------------------------------------------------------------------------------------------------
VARIANCE                                        Quarter 3 2006 versus Quarter 3 2005
($ millions)
                                               Air Canada                                                        ACE
                                                 Services   Aeroplan       Jazz       ACTS       CIE    Consolidated
---------------------------------------------------------------------------------------------------------------------
Passenger revenue                                $  97        $    -      $   -      $   -     $   6        $   103
Cargo revenue                                       (5)            -          -          -         -             (5)
Other revenue                                       (4)           23          -          1        (4)            16
---------------------------------------------------------------------------------------------------------------------
External revenue                                    88            23          -          1         2            114
Inter-segment revenue                                9            (1)        95          2      (105)             -
---------------------------------------------------------------------------------------------------------------------
                                                    97            22         95          3      (103)           114
Special charge for Aeroplan miles                 (102)            -          -          -         -           (102)
---------------------------------------------------------------------------------------------------------------------
Total revenues                                      (5)           22         95          3      (103)            12
=====================================================================================================================

Salaries, wages, and benefits                       (9)            3         12         (2)        2              6
Aircraft fuel                                       87             -         33          -       (33)            87
Ownership (DAR)(1)                                   8             1         14          -         -             23
Airport user fees                                   17             -         14          -       (15)            16
Aircraft maintenance materials & supplies           17             -         12          7       (16)            20
Commissions                                         (7)            -          -          -         -             (7)
Capacity purchase fees paid to Jazz(2)              43             -          -          -       (43)             -
Other operating expenses                           (19)            6          9          8       (19)           (15)
---------------------------------------------------------------------------------------------------------------------
Total operating expenses                           137            10         94         13      (124)           130
=====================================================================================================================

Operating income (loss)                           (142)           12          1        (10)       21           (118)

Net interest expense                                 8             1          4         (1)       (1)            11
Gain on sale of US Airways shares                    -             -          -          -        52             52
Gain (loss) on disposal                              2             -         (3)         -        (5)            (6)
Other non-operating income (expense)               (31)            1          -          -        (1)           (31)
---------------------------------------------------------------------------------------------------------------------
Total non-operating income (expense)               (21)            2          1         (1)       45             26
=====================================================================================================================

Income before the following items:                (163)           14          2        (11)       66            (92)

Non-controlling interest                             2             -          -          -       (12)           (10)
Foreign exchange gain (loss)                      (129)            -          -          -         1           (128)
Recovery of (provision for) income taxes            94             -          -          -       (32)            62
---------------------------------------------------------------------------------------------------------------------
Segment income (loss)                          $  (196)       $   14      $   2    $   (11)    $  23       $   (168)
=====================================================================================================================

Operating margin pp change(3)
                                                  (5.1)          5.1       (3.3)      (5.1)     (3.9)          (4.2)
Operating margin pp change, excluding
the special charge for Aeroplan miles             (1.7)          5.1       (3.3)      (5.1)     (3.9)          (1.0)
EBITDAR / EBITDA(4)
                                                  (134)           13         15        (10)       21            (95)
EBITDAR / EBITDA excluding the special
charge for Aeroplan miles (4)                      (32)           13         15        (10)       21              7
=====================================================================================================================

     (1) DAR refers to the combination of Aircraft rent and Depreciation, amortization and obsolescence.

     (2) Excludes pass-through costs reimbursed to Jazz, as defined in the Jazz CPA, such as fuel, airport and navigation fees and certain other expenses.

     (3) Includes the impact of the special charge for Aeroplan miles of $102 million.

     (4) Refer to "Non-GAAP Financial Measures" on page 25 of this MD&A for reconciliations of EBITDAR and EBITDA to operating income (loss). For Aeroplan and ACTS, EBITDA is used and is comparable to EBITDAR as these two segments do not incur aircraft rent expense.


--------------------------------------------------------------------------------
                                       9
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                                            Management's Discussion and Analysis
                                                                  Quarter 3 2006


============================================================================================================================
VARIANCE                                                        Nine months ended September 30, 2006
                                                            versus nine months ended September 30, 2005
($ millions)                              Air Canada                                                                     ACE
                                            Services        Aeroplan        Jazz          ACTS        CIE       Consolidated
============================================================================================================================
Passenger revenue                           $      568       $     -    $       (1)       $    -    $        6    $      573
Cargo revenue                                       16             -             -             -             -            16
Other revenue                                       (6)           76             2            16           (32)           56
============================================================================================================================
External revenue                                   578            76             1            16           (26)          645
Inter-segment revenue                                8            (1)          309            49          (365)            -
============================================================================================================================
Special charge for Aeroplan miles                  586            75           310            65          (391)          645
                                                  (102)            -             -             -             -          (102)
============================================================================================================================
Total revenues                                     484            75           310            65          (391)          543
============================================================================================================================

Salaries, wages, and benefits                      (21)            6            39            23             2            49
Aircraft fuel                                      341             -           101             1          (101)          342
Ownership (DAR)(1)                                  48             7            50            (1)           (8)           96
Airport user fees                                   48             -            45             -           (45)           48
Aircraft maintenance materials & supplies           50             -            21            60           (47)           84
Commissions                                        (18)            -             -             -             -           (18)
Capacity purchase fees paid to Jazz(2)             148             -             -             -          (148)            -
Special charges for labour restructuring            28             -             -             5             -            33
Other operating expenses                            23            31            38            46           (62)           76
============================================================================================================================
Total operating expenses                           647            44           294           134          (409)          710
============================================================================================================================
Operating income (loss)                           (163)           31            16           (69)           18          (167)

Net interest expense                                27             4             9            (2)          (14)           24
Gain on sale of US Airways shares                    -             -             -             -           152           152
Gain (loss) on disposal                              5             -            (3)            -            (4)           (2)
Dilution gain                                        -             -             -             -            30            30
Other non-operating income (expense)               (33)           (1)            -             1            35             2
============================================================================================================================
Total non-operating income (expense)                (1)            3             6            (1)          199           206
============================================================================================================================

Income before the following items:                (164)           34            22           (70)          217            39

Non-controlling interest                             2             -             -             -           (39)          (37)
Foreign exchange gain (loss)                        61             -             -            (1)            -            60
Recovery of (provision for) income taxes            56             -             -             -           (24)           32
============================================================================================================================
Segment income (loss)                       $      (45)   $       34    $       22    $      (71)   $      154    $       94
============================================================================================================================

Operating margin pp change(3)                     (2.4)          3.5          (2.4)        (12.0)         (1.1)         (2.5)
Operating margin pp change, excluding
special charges                                   (1.1)          3.5          (2.4)        (12.0)         (1.1)         (1.3)
EBITDAR / EBITDA(4)                               (115)           38            66           (70)           10           (71)
EBITDAR / EBITDA excluding special
charges(4)                                          15            38            66           (65)           10            64
============================================================================================================================

-------------------------------------------------------------------------------
(1) DAR refers to the combination of Aircraft rent and Depreciation, amortization and obsolescence.

(2) Excludes pass-through costs reimbursed to Jazz, such as fuel, navigation, landing and terminal fees.

(3) Includes the impact of the special charges for Aeroplan miles and labour restructuring.

(4) Refer to "Non-GAAP Financial Measures" on page 25 of this MD&A for reconciliations of EBITDAR and EBITDA to operating income (loss). For Aeroplan and ACTS, EBITDA is used and is comparable to EBITDAR as these two segments do not incur aircraft rent expense.


--------------------------------------------------------------------------------
                                       10
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[ACE AVIATION  GRAPHIC OMITTED]]

                                            Management's Discussion and Analysis
                                                                  Quarter 3 2006

3.3  Air Canada Services

The Air Canada Services segment reported operating income of $130 million in Quarter 3 2006, a decrease of $142 million from the operating income of $272 million recorded in Quarter 3 2005. Excluding the special charge for Aeroplan miles, operating income decreased $40 million. EBITDAR decreased $134 million over Quarter 3, 2005. Excluding the special charge for Aeroplan miles, EBITDAR decreased $32 million.

For the first nine months of 2006, the Air Canada Services segment reported operating income of $119 million, a decrease of $163 million from the operating income of $282 million recorded in 2005. Excluding the special charge for Aeroplan miles and the special charge for labour restructuring, operating income decreased by $33 million over the same period in 2005. EBITDAR decreased $115 million on a year-to-date basis. Excluding the special charge for Aeroplan miles and the special charge for labour restructuring, EBITDAR improved $15 million.

Passenger revenues
System passenger revenues in Quarter 3 2006 and the first nine months of 2006 were up $97 million or 4 percent and $568 million or 9 percent, respectively, reflecting system yield and traffic improvements due to stronger market demand. The system yield improvement of 1 percent in Quarter 3 2006 and 4 percent in the first nine months of 2006 was principally due to fuel-related fare increases and increased fuel surcharges to offset higher fuel costs. The impact of the fuel-related price increases was partially offset by the negative effect of a stronger Canadian dollar on international, US Transborder and domestic revenues, the impact of the August 10, 2006 terrorist threat in London, UK, and resultant additional security measures and the temporary removal of content by one of the airline's distribution providers in response to distribution model changes. For Quarter 3 2006 and the first nine months of 2006, traffic grew 3 percent and 5 percent, respectively, on a capacity increase of 3 percent over Quarter 3 2005 and 4 percent over the first nine months of 2005. This resulted in a passenger load factor decrease of 0.6 percentage points in the quarter and an improvement of 0.5 percentage points on a year-to-date basis. RASM was essentially unchanged compared to Quarter 3 2005 as the improvement in yield was offset by the decline in passenger load factor, while the 5 percent year-to-date increase in RASM was due to both the growth in system yield and the improvement in passenger load factor in the period.

The tables below describe percentage changes in passenger revenues, capacity, traffic, passenger load factor, yield and RASM for Quarter 3 2006 and the first nine months of 2006 to the corresponding periods in 2005.


--------------------------------------------------------------------------------------------------------------------
        Quarter 3 2006      Passenger        Capacity        Traffic       Passenger
                versus        Revenue          (ASMs)         (RPMs)     Load Factor          Yield            RASM
        Quarter 3 2005       % Change        % Change       % Change       pp Change       % Change        % Change
--------------------------------------------------------------------------------------------------------------------
Canada                              4               4              2            (1.4)             2               0
US Transborder                     14              20             19            (0.7)            (4)             (5)
Atlantic                           (3)             (6)            (6)           (0.5)             3               2
Pacific                             2               4              5             1.3             (3)             (2)
Other                              10               5              6             0.7              2               3
System                              4               3              3            (0.6)             1               0
--------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------
              YTD 2006      Passenger        Capacity        Traffic       Passenger
                versus        Revenue          (ASMs)         (RPMs)     Load Factor          Yield            RASM
              YTD 2005       % Change        % Change       % Change       pp Change       % Change        % Change
--------------------------------------------------------------------------------------------------------------------
Canada                              8               4              3            (1.1)             5               3
US Transborder                     19              12             16             2.6              3               6
Atlantic                            5               2              2             0.6              2               3
Pacific                             3               0              2             1.8              1               3
Other                              10               1              3             1.3              7               9
System                              9               4              5             0.5              4               5
--------------------------------------------------------------------------------------------------------------------


Domestic passenger revenues increased $42 million or 4 percent over Quarter 3 2005 due to increased traffic and a yield improvement of 2 percent resulting from increased fare levels to offset higher fuel costs. Traffic grew 2 percent on a capacity increase of 4 percent resulting in a decline in passenger load factor of 1.4


--------------------------------------------------------------------------------

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                                            Management's Discussion and Analysis
                                                                  Quarter 3 2006

percentage points. Capacity increases were largely on transcontinental services, within western Canada and to Atlantic Canada. Domestic RASM was essentially unchanged compared to Quarter 3 2005 as the yield improvement was offset by the decrease in passenger load factor. For the first nine months of 2006, domestic passenger revenues increased $207 million or 8 percent due to increased fare levels to offset higher fuel costs over the same period in 2005. The suspension of Canjet's domestic operations on September 10, 2006 had only a marginal impact on Air Canada's domestic traffic in Quarter 3 2006. Increased demand for the higher-priced Tango Plus product was also a factor in the passenger revenue growth over the first nine months of 2005. On a year-to-date basis, RASM rose 3 percent as a result of a 5 percent yield improvement partly offset by a decrease of 1.1 percentage points in passenger load factor.


US Transborder passenger revenues rose $57 million or 14 percent compared to Quarter 3 2005 and $227 million or 19 percent in the first nine months of 2006 due to an increase in traffic of 19 percent and 16 percent, respectively. This revenue growth was mainly due to increased capacity and a stronger market demand and, in the first half of 2006, a yield improvement of 6 percent over the same period in 2005. Yield decreased 4 percent in Quarter 3 2006, reflecting a growth over 2005 in long-haul flying to key leisure destinations attracting additional traffic with lower average yields which resulted in an overall lower weighted average yield per revenue passenger mile. The average stage length increased approximately 7 percent over both Quarter 3 2005 and the first nine months of 2005. The impact of a stronger Canadian dollar versus the US dollar for sales denominated in US dollars was also a factor in the yield decrease in the quarter. In Quarter 3 2006, these factors more than offset the impact of the fuel-related increases over 2005. On a year-to-date basis, yield improved 3 percent reflecting fuel-related increases partly offset by the adverse impact of a stronger Canadian dollar and the impact of additional long-haul flying in more leisure-oriented markets. The Quarter 1 2006 yield growth of 11 percent reflected an aggressive pricing environment in Quarter 1 2005 which had resulted in a very high level of price discounting. The growth in passenger traffic in both the quarter and for the first nine months of 2006 was largely as a result of increased capacity on routes to Las Vegas, San Francisco and Los Angeles and the addition of the Toronto-San Diego route in June 2006. As a result of the decrease in yield and passenger load factor, RASM was down 5 percent from Quarter 3 2005. On a year-to-date basis, RASM increased 6 percent over the same period in 2005 as a result of the yield growth and higher passenger load factor.

Atlantic passenger revenues in Quarter 3 2006 decreased $21 million or 3 percent, with a 6 percent reduction in capacity, primarily on UK services, in line with a 6 percent reduction in passenger traffic. Yield per passenger mile improved by 3 percent compared to Quarter 3 2005. Air Canada's Atlantic service was impacted by the August 10, 2006 terrorist threat in the UK and the new security measures introduced subsequently across the entire network. For weeks following the event, UK routes and other major European gateways experienced changes to booking patterns, traffic flows to other connecting hubs and an increased number of close-in passenger cancellations. Incremental competitive capacity to the North Atlantic was also on the rise in Quarter 3 2006. Air Canada's Atlantic network changed compared to the previous year with the conversion of its service to Rome from summer to year-round service in the latter part of 2005. In addition, in early September, Air Canada modified its Halifax-St. John's-London route to operate non-stop between Halifax and London. On year-to-date basis, yield improved 2 percent over 2005, and traffic improved by 2 percent on 2 percent capacity growth. The favourable impact of increased fuel surcharges to offset higher fuel costs was partly offset by the adverse effect of a stronger Canadian dollar.

Pacific passenger revenues in Quarter 3 2006 and in the first nine months of 2006 were up $7 million or 2 percent and $20 million or 3 percent, respectively. For Quarter 3 2006, the increase in Pacific passenger revenues was largely due to increased fuel surcharges to offset higher fuel costs and an increase in traffic partly offset by a 3 percent decrease in yield as the impact of increased fuel surcharges to offset higher fuel costs was more than offset by the negative effect of a stronger Canadian dollar on foreign currency denominated revenues. In Quarter 3 2006, a 15 percent traffic growth was achieved in the combined China (including Hong Kong) and Korea markets. Japan yield performance was substantially impacted by currency, given the significant volume of sales generated in Japan for inbound traffic to Canada. Improved premium traffic did contribute to offsetting the negative impacts of currency. From a traffic perspective, both Tokyo and Osaka outperformed Quarter 3 2005. Service to Nagoya did not operate in the summer of 2006. For Quarter 3 2006, RASM decreased 2 percent as result of the 3 percent decrease in yield partly offset by a 1.3 percentage points improvement in passenger load factor. For the first nine months of 2006, the passenger revenue increase was largely due to increased fuel surcharges to offset higher fuel costs, growth in traffic and a yield improvement. The impact of increased fuel surcharges was partly offset by the negative effect of a stronger Canadian dollar on foreign currency denominated revenues. On a year-to-date basis, the traffic growth was largely offset by the impact of the revenue changes resulting from the change in the India service in November 2005 from Toronto-


--------------------------------------------------------------------------------

[ACE AVIATION  GRAPHIC OMITTED]]

                                            Management's Discussion and Analysis
                                                                  Quarter 3 2006

Delhi to Toronto-Zurich-Delhi. The year-earlier service had all its revenue reflected in the Pacific route grouping, whereas now only Zurich-Delhi revenue is reflected in the Pacific. On a year-to-date basis, RASM increased 3 percent due to both the 1.8 percentage point improvement in passenger load factor and the 1 percent growth in yield.

Other passenger revenues (comprised of South Pacific, Caribbean, Mexico and South America) were up $12 million or 10 percent over Quarter 3 2005 and $46 million or 10 percent over the first nine months of 2005 mainly due to increased fuel surcharges to offset higher fuel costs, and traffic growth. Traffic growth was primarily reflected in the Mexico market and, to a lesser extent, in the Caribbean market as a result of increased capacity. For Quarter 3 2006 and the first nine months of 2006, RASM increased 3 percent and 9 percent, respectively, mainly due to a yield increase and to an improvement in passenger load factor.

Cargo revenues
Cargo revenues for Quarter 3 2006 decreased $5 million or 3 percent from Quarter 3 2005 mostly due to reduced Pacific revenues. System traffic declined 4 percent and cargo yield for Quarter 3 2006 improved 1 per cent from Quarter 3 2005. Revenue from freighter operations in Quarter 3 2006 was essentially unchanged from Quarter 3 2005. Atlantic freighter revenues increased on expanded operations, while Pacific freighter revenues declined due to a reduction in flying to Shanghai in the quarter.

For the first nine months of 2006, cargo revenues increased $16 million or 4 percent due to a growth in cargo traffic of 7 percent partly offset by a yield deterioration of 3 percent. For the first nine months of 2006, freighter revenues increased $32 million over the same period in 2005. The revenue increase was mainly in the Pacific market during the first six months where additional MD-11 freighter capacity was deployed in 2006.

Other revenues
For Quarter 3 2006 and the first nine months of 2006, other revenues increased $5 million and $2 million, respectively, over the same periods in 2005 and included higher flight cancellation and change fees and other miscellaneous revenue increases. On a year-to-date basis, the revenue increases were largely offset by lower revenues from Air Canada Vacations mainly in Quarter 1 2006 due to lower passenger volumes.

Also included in operating revenues in Quarter 3 2006 was the special charge for Aeroplan miles of $102 million in connection with Air Canada's obligations for the redemption of pre-2002 Aeroplan miles as discussed in section 2.3 of this MD&A.

Operating expenses
Operating expenses in Quarter 3 2006 and in the first nine months of 2006 rose $137 million or 6 percent and $647 million or 9 percent, respectively. This increase in operating expenses included higher fuel expenses of $87 million or 13 percent in the quarter and $341 million or 21 percent on a year-to-date basis. Higher CPA fees payable to Jazz and increased pass-through costs were also important factors in the increase over both Quarter 3 2005 and the first nine months of 2005.

A special charge for labour restructuring of $28 million was recorded in the Air Canada Services segment in Quarter 1 2006.

Unit cost, as measured by operating expense per ASM, increased 2 percent from Quarter 3 2005 and 5 percent from the first nine months of 2005. Excluding fuel expense, unit cost was down 1 percent in the quarter. On a year-to-date basis, excluding fuel expense and the special charge for labour restructuring, unit cost increased 1 percent over the corresponding period in 2005. The following table compares Air Canada Services' operating expenses per ASM for Quarter 3 2006 and the first nine months of 2006 to Air Canada Services' operating expenses per ASM to the corresponding periods in 2005.


--------------------------------------------------------------------------------
                                       13
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                                            Management's Discussion and Analysis
                                                                  Quarter 3 2006

---------------------------------------------------------------------------------------------------------------------
($ cents per ASM)                                 Quarter 3             Change            YTD               Change
                                                 2006     2005        $        %     2006     2005        $        %
---------------------------------------------------------------------------------------------------------------------
Salary and wages                                 2.09     2.19    (0.10)      (5)    2.28     2.40    (0.12)       (5)
Benefits                                         0.54     0.59    (0.05)      (8)    0.66     0.70    (0.04)       (6)
Ownership (DAR) (1)                              1.13     1.13        -        -     1.28     1.22     0.06         5
Airport and navigation fees                      1.57     1.53     0.04        3     1.61     1.56     0.05         3
Aircraft maintenance, materials and supplies     0.95     0.88     0.07        8     1.21     1.14     0.07         6
Food, beverages and supplies                     0.52     0.54    (0.02)      (4)    0.53     0.55    (0.02)       (4)
Commissions                                      0.35     0.40    (0.05)     (13)    0.40     0.46    (0.06)      (13)
Capacity purchase fees paid to Jazz              1.29     1.08     0.21       19     1.38     1.11     0.27        24
Other                                            3.46     3.41     0.05        1     4.04     3.82     0.22         6
------------------------------------------------------------------------         --------------------------
Operating expense, excluding fuel
expense and the special charge for labour
restructuring (2)                               10.61    10.67    (0.06)      (1)   12.01    11.85     0.16         1

Aircraft fuel                                    4.35     3.98     0.37        9     4.20     3.60     0.60        17
Special charge for labour restructuring             -        -        -      n/a     0.06        -     0.06       n/a

------------------------------------------------------------------------         --------------------------
Total operating expense                         14.96    14.65     0.31        2    16.27    15.45     0.82         5

========================================================================         ==========================


--------------------------------------------------------------------------------

     (1) DAR refers to the combination of Aircraft rent and Depreciation, amortization and obsolescence.

     (2) Refer to "Non-GAAP Financial Measures" on page 25 of this MD&A for additional information.

Salaries and wages expense totaled $367 million in Quarter 3 2006, a decrease of $4 million or 1 percent from Quarter 3 2005, mainly reflecting a decrease of 755 average full-time equivalent ("FTE") employees or 3 percent partly offset by higher average salaries. On a year-to-date basis, salaries and wages expense decreased $16 million or 1 percent over the same period in 2005, mainly due to a 1 percent decrease in average FTE employees.

Employee benefits expense decreased $5 million or 5 percent in Quarter 3 2006 mainly due to a decline in post-employment benefits partly offset by higher pension expense which reflected a lower discount rate applied to pension obligations. For the first nine months of 2006, employee benefits expense decreased $5 million or 2 percent mainly due to a decline in post-employment benefits partly offset by higher pension expense and a growth in health benefits for active employees.

Fuel expense was up $87 million or 13 percent in Quarter 3 2006 bringing the year-to-date increase over 2005 to $341 million or 21 percent, driven by high fuel prices. In Quarter 3 2006, the average base fuel price increase of $124 million, the volume-related increase of $21 million and a fuel hedging loss of $10 million were partially offset by the favourable impact of a stronger Canadian dollar versus the US dollar of $68 million. In the first nine months of 2006, the average base fuel price increase of $406 million, the volume-related increase of $77 million and a fuel hedging loss of $11 million were partially offset by a reduction of $153 million due to the favourable impact of a stronger Canadian dollar.

Ownership costs, comprised of aircraft rent and depreciation, amortization and obsolescence expenses, increased $8 million in Quarter 3 2006 and $48 million in the first nine months of 2006 and included the addition of 23 Embraer aircraft to Air Canada's operating fleet offset by the transfer of 19 CRJ100 aircraft to Jazz and aircraft returns and terminations. The year-over-year effect of increasing the number of MD-11 freighter aircraft was also a factor in the increase in aircraft rent in the first six months of 2006. A change in assumptions relating to the residual values of certain aircraft accounted for approximately $10 million of the increase in Quarter 3 2006 and $30 million in the first nine months of 2006. The increases in the quarter and on a year-to-date basis were partly offset by the impact of a stronger Canadian dollar on aircraft rent which amounted to approximately $7 million in Quarter 3 2006 and $15 million in the first nine months of 2006.


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                                            Management's Discussion and Analysis
                                                                  Quarter 3 2006

Airport and navigation fees increased $17 million or 7 percent in Quarter 3 2006 and $48 million or 7 percent in the first nine months of 2006, mainly due to an increase in aircraft departures and increased rates for landing and general terminal fees primarily at Toronto's Pearson International Airport. For both Quarter 3 2006 and the first nine months of 2006, aircraft departures were up 6 percent.

Aircraft maintenance, materials and supplies increased $17 million or 11 percent in Quarter 3 2006 and $50 million or 10 percent in the first nine months of 2006, in large part due to an increase in Airbus A320 aircraft maintenance costs. These aircraft are currently in a work cycle which requires replacement of engine life limited parts as well as major inspections. Higher maintenance expenses related to satisfying minimum return conditions on short-term aircraft leases and provisions for future return to lessor expenses and increased engine activity on other aircraft types were also factors in the increase over Quarter 3 2005 and the first nine months of 2005.

Commission expense decreased $7 million or 10 percent in Quarter 3 2006 and $18 million or 9 percent in the first nine months of 2006 on combined passenger and cargo revenue growth in Quarter 3 2006 and in the first nine months of 2006 of 4 and 9 percent, respectively. The decrease in commission expense was largely due to the impact of a change in the base commission structure together with other commercial initiatives to reduce commission expense which more than offset the volume-related increase.

For Quarter 3, 2006 and for the first nine months of 2006, capacity fees paid to Jazz, pursuant to the Jazz CPA in 2006 and the Initial Jazz CPA in 2005, increased $43 million and $148 million, respectively, over the same periods in 2005, mainly driven by a growth of 26 aircraft in Jazz's fleet resulting in a 26 percent increase in block hours (30 percent on a year-to-date basis). This increase was partly offset by a decrease in Quarter 3 2006 in performance incentives payable to Jazz.

Non-operating expense amounted to $53 million in Quarter 3 2006 compared to non-operating expense of $32 million for Quarter 3 2005. For the first nine months of 2006, non-operating expense amounted to $139 million compared to non-operating expense of $138 million for the first nine months of 2005. For Quarter 3 2006 and for the first nine months of 2006, net interest expense decreased $8 million and $27 million, respectively, over the same periods in 2005. The increase in interest expense, largely driven by the financing of additional aircraft, was more than offset by interest capitalized and an increase in interest income due to higher cash balances and higher average interest rates. In Quarter 3, 2006, Air Canada Services recorded an expense of $12 million in other non-operating expense relating to interest rates swaps pertaining to the financing of Embraer 190 aircraft.

Losses from the revaluation of foreign currency monetary items amounted to $3 million in Quarter 3 2006. This compared to foreign exchange gains on foreign currency monetary items of $126 million in Quarter 3 2005. For the first nine months of 2006, gains from the revaluation of foreign currency monetary items amounted to $119 million, attributable to a stronger Canadian dollar at September 30, 2006 compared to December 31, 2005. This compared to foreign exchange gains of $58 million in the first nine months of 2005.

Segment income of $44 million was recorded in Quarter 3, 2006, which included the special charge for Aeroplan miles of $102 million and an income tax provision of $29 million. This compared to segment income of $240 million in Quarter 3 2005 which included an income tax provision of $123 million. Segment income of $70 million was recorded in the first nine months of 2006 which included the special charges and an income tax provision of $20 million. Segment income of $115 million was recorded in the first nine months of 2005 which included an income tax provision of $76 million.


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                                            Management's Discussion and Analysis
                                                                  Quarter 3 2006

3.4  Aeroplan
Aeroplan recorded operating income of $33 million in Quarter 3 2006 compared to operating income of $21 million in Quarter 3 2005, an increase of $12 million. For the first nine months of 2006, operating income increased $31 million over the same period in 2005. EBITDA improved $13 million over Quarter 3 2005 and $38 million over the first nine months of 2005.

The improvement in operating income and EBITDA was mainly driven by growth in miles redeemed issued by Aeroplan of 5 percent in the quarter and 3 percent on a year-to-date basis and a lower average cost per mile redeemed, partially offset by an increase in other operating expenses.

Operating revenues for Quarter 3 2006 and for the first nine months of 2006 were up $22 million or 14 percent and $75 million or 15 percent, respectively, primarily attributable to a higher number of Aeroplan miles redeemed. In the quarter, this growth accounted for the total increase of $22 million including an increase of $3 million in breakage revenues. On a year-to-date basis, the growth accounted for $71 million of the increase including an increase of $9 million in breakage revenues. The increase in breakage revenues for both the quarter and the first nine months of 2006 was due to an increase in miles sold in 2004 and 2005. A higher cumulative average selling price per Aeroplan mile, due to contractual price increases, and growth in other ancillary revenues were also factors in the increase. These increases were partly offset by lower tier management, contact centre management and marketing fees from Air Canada in both the quarter and on a year-to-date basis.

For Quarter 3 2006 and for the first nine months of 2006, cost of rewards increased $6 million and $31 million, respectively, over the same periods in 2005. These increases were attributable to a higher number of Aeroplan miles redeemed, which accounted for $16 million of the increase in the quarter and $48 million of the increase on a year-to-date basis, offset by a lower average redemption cost per Aeroplan mile redeemed for air travel rewards, representing $10 million in Quarter 3 2006 and $17 million on a year-to-date basis.

Operating expenses, excluding the cost of rewards, increased $4 million over Quarter 3 2005 and $13 million over the first nine months of 2005 and included an increase in depreciation and amortization of $1 million in the quarter and $6 million on a year-to-date basis, mainly due to increased software amortization as projects previously under development were deployed into service.

In accordance with its policy to review breakage every two years, management, assisted by independent actuaries, is in the process of completing its review of the estimated breakage factor used to determine the number of miles sold which are not expected to be redeemed. While there can be no assurance in this regard, based on preliminary results, which include the impact of the program changes described in section 2.3 of this MD&A, the breakage factor is anticipated to remain unchanged at 17 percent.

Segment income of $34 million was recorded in Quarter 3, 2006 compared to segment income of $20 million in Quarter 3 2005. Segment income of $105 million was recorded in the first nine months of 2006 compared to segment income of $71 million in the first nine months of 2005.


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                                            Management's Discussion and Analysis
                                                                  Quarter 3 2006


3.5  Jazz
Jazz recorded operating income of $39 million in Quarter 3 2006 under the Jazz CPA compared to operating income of $38 million in Quarter 3 2005 under the Initial Jazz CPA, an increase of $1 million. For the first nine months of 2006, operating income increased $16 million over the same period in 2005. EBITDAR for Quarter 3 2006 and the first nine months of 2006 improved $15 million and $66 million, respectively. The increase in operating income and EBITDAR was mainly due to the growth in fleet size consistent with Jazz's plan to increase its relative share of the North American ASM capacity, an increase in hours of contract flying, as well as cost control.

A new CPA came into effect on January 1, 2006. The major changes from the initial capacity purchase agreement include: a longer term, a larger number of covered aircraft with a guaranteed minimum of 133 aircraft throughout the term, and Jazz expenses now reimbursed by Air Canada at a higher mark-up for controllable costs, and on an at-cost basis by Air Canada for other expenses.

Operating revenues for Quarter 3 2006 and the first nine months of 2006 were up $95 million or 35 percent and $310 million or 43 percent, respectively, compared to the same periods in 2005. The significant increase in revenues was due to a net addition of 26 aircraft operated by Jazz resulting in a 26 percent increase in block hours flown in Quarter 3 2006 (30 percent in the first nine months of 2006) and higher pass-though costs charged to Air Canada under the Jazz CPA.

Performance incentives payable by Air Canada to Jazz under the Jazz CPA amounted to $2 million or 1 percent of Jazz's scheduled flights revenue in Quarter 3 2006. For the same period in 2005, performance incentives payable by Air Canada to Jazz under the Initial Jazz CPA amounted to $3 million or 2 percent of Jazz's scheduled flights revenue. This decrease is the result of Jazz not achieving certain performance targets set in the Jazz CPA for the quarter due to an unanticipated increase in controllable cancellations. The increase in controllable cancellations was a result of a computer outage at Jazz that affected the entire network, increased security measures and higher aircraft utilization which lessened Jazz's ability to recover scheduled services in the event of maintenance-related requirements. There were also supply chain challenges related to aircraft parts availability. Several initiatives have been undertaken, which will bring additional focus on risk management and improved processes. Operational performance in the final quarter of this year is expected to improve as the benefits of these initiatives materialize.

Operating expenses rose $94 million or 40 percent compared to Quarter 3 2005 and $294 million or 47 percent over the first nine months of 2005, including an increase in pass-through costs of $50 million or 56 percent in the quarter and $159 million or 74 percent on a year-to-date basis, driven largely by a capacity increase of over 46 percent and 62 percent, as measured by ASMs, over the same periods in 2005. Unit cost for Quarter 3 2006 and for the first nine months of 2006 decreased 4 percent and 12 percent, respectively, compared to the same periods in 2005, in part due to an increase in long-haul flying which generally results in lower unit costs. Excluding fuel expense, unit cost for the quarter and on a year-to-date basis was down 6 percent and 14 percent, respectively, over the corresponding periods in 2005. Unit cost reductions were achieved in all expense categories with the exception of fuel expense and aircraft rent. The unit aircraft rental cost increase mainly reflected six CRJ200 and three CRJ705 aircraft deliveries and the transfer of 19 CRJ100 aircraft from Air Canada partly offset by a termination of four Dash 8 aircraft operating leases.

Segment income of $39 million was recorded in Quarter 3, 2006 compared to segment income of $37 million in Quarter 3 2005. Segment income of $108 million was recorded in the first nine months of 2006 compared to segment income of $86 million in the first nine months of 2005.


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                                       17
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                                            Management's Discussion and Analysis
                                                                  Quarter 3 2006

3.6  ACTS
ACTS recorded operating income of $5 million in Quarter 3 2006, a decrease of $10 million from Quarter 3 2005 mainly due to operating losses in the aircraft maintenance division.

ACTS continued to make progress in its operating performance during the quarter reflecting improvements in productivity, turnaround times and cost controls. The operating income of $5 million recorded in Quarter 3, 2006 represented a $13 million improvement from the operating loss of $8 million recorded in Quarter 1 2006, excluding a special charge for labour restructuring of $5 million and net unfavourable one-time adjustments of $6 million, and a $4 million improvement in operating income when compared to Quarter 2 2006.

Operating revenues rose $3 million in Quarter 3 2006 from the same period in 2005, reflecting growth of $8 million in revenues from Jazz and $1 million in revenues from other third party customers offset by a decrease of $6 million in revenues from Air Canada. Quarter 3 2005 included a favourable one-time Air Canada revenue adjustment of $6 million in the component maintenance division pertaining to the first six months of 2005.

In Quarter 3 2006, operating expenses were up $13 million compared to the same period in 2005 and included an increase of $7 million in aircraft maintenance materials and supplies largely attributable to an increase in the cost of aircraft maintenance materials and engine life limited parts.

On a year-to-date basis, ACTS recorded an operating loss of $14 million in 2006 compared to operating income of $55 million in 2005. Significant production capacity growth at ACTS Montreal and Vancouver maintenance centres attracted increased expenses which drove the year-over-year deterioration, however, enabled the business to generate additional revenue, up $65 million over 2005. The 2006 year-to-date results included a special charge for labour restructuring of $5 million and other unfavourable adjustments of $6 million.

Segment income of $1 million was recorded in Quarter 3, 2006 compared to segment income of $12 million in Quarter 3 2005. A segment loss of $26 million was recorded in the first nine months of 2006 compared to segment income of $45 million in the first nine months of 2005.

On September 20, 2006, ACTS announced the amendment of its contract with Delta for heavy maintenance work on the airline's fleet of Boeing 767 wide-body and Boeing 757 narrow-body aircraft currently performed at its Vancouver facility. The contract has been amended to provide, among other things, that ACTS will now perform work solely on Delta's wide-body fleet of Boeing 767 aircraft. The two production lines previously dedicated to Delta's Boeing 757 narrow-body aircraft will initially handle Air Canada's Boeing wide-body aircraft maintenance. There is no immediate impact on staffing levels resulting from the amended agreement with Delta.

With the objective of improving ACTS' operating and cost performance, on October 11, 2006, ACTS announced organizational appointments and changes to its operations leadership team as well as implementing lean manufacturing techniques across all of its operating groups. Lean manufacturing processes aim to eliminate system waste, decrease turnaround time, improve profitability and enhance operational performance.


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                                            Management's Discussion and Analysis
                                                                  Quarter 3 2006

3.7  Corporate Items and Eliminations
CIE includes the corporate, financing and investing activities of ACE. CIE also includes certain consolidation adjustments related to revenue recognition differences amongst the operating segments. These consolidation adjustments are related to the timing of recognition and the presentation of revenue related to Aeroplan redemptions and the timing of revenue recognition related to maintenance services provided by ACTS (completed contract for engine and component maintenance services) versus the expense recognition in Air Canada and Jazz, which is as the work is completed.

The Aeroplan consolidation adjustments recorded within CIE relate mainly to the revenue recognition timing difference from when Aeroplan records revenues, at the time a mile is redeemed for travel, to the consolidated accounting policy of revenue recognition, at the time reward transportation is provided. In addition, Aeroplan records revenue from the redemption of miles in Other revenue, whereas in ACE's consolidated financial statements, revenue for miles redeemed for travel on Air Canada and Jazz is recorded in Passenger revenue. This results in an elimination of certain Aeroplan Other revenue amounts within CIE as the consolidated recognition of Aeroplan miles redeemed for travel on Air Canada and Jazz is recorded in Passenger revenue. This also results in an adjustment to Passenger revenue recorded within CIE. In the Aeroplan segment information, the cost to Aeroplan of purchasing rewards is recorded in Other operating expenses.

Included in Quarter 3 2006 results is a pre-tax gain of $52 million relating to the sale of shares of US Airways (pre-tax gain of $152 million on a year-to-date basis). Also included in year-to-date 2006 results was a dilution gain of $220 million as a result of ACE's initial public offering ("IPO") of Jazz Income Fund. Included in year-to-date 2005 results was a dilution gain of $190 million as a result of ACE's IPO of Aeroplan Income Fund and pre-tax charges of $29 million related to the extinguishment of a credit facility with GE.


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                                       19
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                                            Management's Discussion and Analysis
                                                                  Quarter 3 2006

--------------------------------------------------------------------------------
4.   FINANCIAL AND CAPITLA MANAGEMENT
--------------------------------------------------------------------------------

4.1  Financial position

--------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------
Condensed Statement of Financial Position           September 30, 2006          December 31, 2005
($ millions)
-------------------------------------------------------------------------------------------------
ASSETS
   Cash, cash equivalents and short-term
     investments                                                 2,886                      2,181
    Other current assets                                         1,241                      1,173
-------------------------------------------------------------------------------------------------
Current assets                                                   4,127                      3,354
Property and equipment                                           5,822                      5,494
Intangible assets                                                2,193                      2,462
Other assets                                                       451                        537
-------------------------------------------------------------------------------------------------
                                                                12,593                     11,847

LIABILITIES
Current liabilities                                              3,400                      3,011
Long term debt and capital leases obligations                    3,643                      3,543
Pension and other benefit liabilities                            2,006                      2,154
Other liabilities                                                1,720                      1,768
-------------------------------------------------------------------------------------------------
                                                                10,769                     10,476

NON-CONTROLLING INTEREST                                           225                        203

SHAREHOLDERS' EQUITY                                             1,599                      1,168
-------------------------------------------------------------------------------------------------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                      12,593                     11,847
-------------------------------------------------------------------------------------------------
=================================================================================================


Current assets increased $773 million since December 31, 2005, largely due to an increase in cash and short-term investments of $705 million. Property and equipment increased $328 million mainly due to property and equipment additions, as described in section 4.6, offset by depreciation. Intangible assets decreased $269 million mainly due to amortization expenses of $70 million and a reduction of $229 million relating to the accounting for future income taxes.

Current liabilities increased $389 million, mainly reflecting the seasonal increases in accounts payable and accrued liabilities and advance ticket sales as at September 30, 2006 versus December 31, 2005. Long-term debt and capital lease obligations increased by a net $100 million and included the impact of the financing activities as described in section 4.5 as well as the favourable impact of a stronger Canadian dollar on US dollar denominated debt and capital leases.

4.2  Liquidity and working capital
The Corporation maintains considerable liquidity in cash and short-term investments along with access to additional funds under various credit facilities. At September 30, 2006, the Corporation had cash, cash equivalents and short-term investments of $2,886 million and positive working capital of $727 million. Compared to December 31, 2005, cash, cash equivalents and short term investments increased $705 million and working capital increased $384 million.

At September 30, 2006, Air Canada, Aeroplan and Jazz had unused credit facilities of $250 million, $175 million and $35 million, respectively. Upon completion of the initial public offering of Air Canada shares and satisfaction of certain customary conditions, Air Canada's $250 million credit facility will be restated and amended. The amended agreement will establish a $400 million senior secured revolving credit facility.


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                                            Management's Discussion and Analysis
                                                                  Quarter 3 2006

4.3  Share information
At September 30, 2006 and at December 31, 2005, the issued and outstanding common shares of ACE, along with common shares potentially issuable, pursuant to convertible preferred shares, convertible notes and stock options were as follows:

-------------------------------------------------------------------------------------------------------------------
                                                                                  Number of shares (000)
                                                       Authorized     At September 30, 2006    At December 31, 2005
-------------------------------------------------------------------------------------------------------------------
Issued and outstanding common shares
  Class A variable voting shares                        Unlimited                    80,142                  76,735
  Class B voting shares                                 Unlimited                    21,850                  25,059
  Shares held in escrow                                                                   -                      28
-------------------------------------------------------------------------------------------------------------------
Total issued and outstanding common shares                                          101,992                 101,822
-------------------------------------------------------------------------------------------------------------------


--------------------------------------------------------------------------------------------------------------------
                                                                               Number of shares (000)
                                                                      At September 30, 2006    At December 31, 2005
--------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------
Common shares potentially issuable
  Convertible preferred shares                                                       10,614                  10,228
  Convertible notes                                                                   7,354                   6,875
  Stock options                                                                       3,871                   3,187
-------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------
Total common shares potentially issuable                                             21,839                  20,290
===================================================================================================================
                                                                               Number of shares (000)
                                                                      At September 30, 2006    At December 31, 2005
-------------------------------------------------------------------------------------------------------------------
Total outstanding and potentially issuable common shares                            123,831                 122,112
-------------------------------------------------------------------------------------------------------------------


4.4  Cash flows from operations
Cash flows from operations in Quarter 3 2006 and in the first nine months of 2006 increased $171 million and $85 million, respectively, primarily as a result of favourable variances in working capital items affecting cash, partially offset by increased pension plan funding of $30 million during Quarter 3 2006 ($84 million during the first nine months of 2006). The favourable variances in working capital included a larger increase in accounts receivable in Quarter 3 2005 versus Quarter 3 2006 and an increase in accounts payable and accrued liabilities in Quarter 3 2006 versus a small decrease in Quarter 3 2005. Both of these increases are mainly due to timing differences in the settlement of amounts related to normal operating activities.

4.5  Cash flows from financing activities
Aircraft borrowings amounted to $99 million (US$89 million) in Quarter 3 2006 and $321 million (US$284 million) in the first nine months of 2006 and related mainly to the delivery of four Embraer aircraft in the quarter and 13 Embraer aircraft on a year-to-date basis. Scheduled and other debt and capital lease payments in the quarter and in the first nine months of 2006 amounted to $58 million and $207 million, respectively.

In Quarter 1 2006, ACE completed an initial public offering of Jazz Air Income Fund for aggregate net proceeds of $232 million of which $218 million is included in financing activities and $14 million is included in investment activities. In connection with the offering, Jazz arranged for senior secured syndicated credit facility in the amount of $150 million. Jazz received proceeds of $115 million ($113 million, net of fees of $2 million), representing the drawing under this new credit facility.


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                                       21
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                                            Management's Discussion and Analysis
                                                                  Quarter 3 2006


4.6  Cash flows used for investing activities

Additions to capital assets totaled $213 million in Quarter 3 2006 and $692 million in the first nine months of 2006. In Quarter 3 2006, these additions included $122 million related to the purchase of four Embraer aircraft ($391 million related to 13 Embraer aircraft on a year-to-date basis) and $41 million ($98 million for the first nine months of 2006) related to the aircraft interior refurbishment program and to the installation of an in-flight entertainment system on Jazz CRJ705 aircraft. In addition, pre-delivery payments made on Boeing aircraft amounted to $44 million in Quarter 1 2006. Other additions to capital assets in the quarter and for the first nine months of 2006 included inventory and spare engines, systems developments costs as well as ground equipment and facilities.

In Quarter 3 2006, the Corporation sold 1.25 million shares of its investment in US Airways for proceeds of $74 million bringing the total year-to-date proceeds to $232 million.

In Quarter 3 2006, the Corporation sold one of its commercial real estate properties for proceeds of $40 million with a carrying value of $35 million. The gain on sale of $5 million has been deferred in ACE's consolidated financial statements as a result of the leaseback of a portion of the property by subsidiaries of the Corporation. The deferred gain will be amortized into consolidated net income on a weighted average basis over the terms of two leaseback transactions, which will result in the gain being fully recognized by December 2008.


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                                            Management's Discussion and Analysis
                                                                  Quarter 3 2006


--------------------------------------------------------------------------------
5.   QUARTERLY FINANCIAL DATA
--------------------------------------------------------------------------------

The table below describes quarterly financial results and major operating statistics for ACE for the eight most recent quarters.

--------------------------------------------------------------------------------------------------------------------
($ millions, except per share amounts)             Q4       Q1       Q2       Q3       Q4       Q1       Q2       Q3
                                                 2004     2005     2005     2005     2005     2006     2006     2006
--------------------------------------------------------------------------------------------------------------------
Operating revenues                             $2,062   $2,177   $2,458   $2,833   $2,362   $2,484   $2,682   $2,947
Special charge for Aeroplan miles (1)               -        -        -        -        -        -        -     (102)
                                            ------------------------------------------------------------------------
Operating revenues                             $2,062   $2,177   $2,458   $2,833   $2,362   $2,484   $2,682   $2,845

Operating expenses (2)                         (2,065)  (2,187)  (2,280)  (2,512)  (2,396)  (2,546)  (2,501)  (2,642)
--------------------------------------------------------------------------------------------------------------------

Operating income (loss)                           (3)     (10)      178      321     (34)     (62)      181      203

Total non-operating income (expense),
non-controlling interest, foreign
exchange gain (loss) and income tax (3)            18     (67)      (9)     (50)     (68)      180       55    (100)

--------------------------------------------------------------------------------------------------------------------
Net income (loss)                                 $15     ($77)    $169     $271    ($102)    $118     $236     $103
====================================================================================================================

Earnings (loss)
   Per share - basic                            $0.17   ($0.87)   $1.68    $2.67   ($1.01)   $1.15    $2.32    $1.01
   Per share - diluted                          $0.17   ($0.87)   $1.50    $2.33   ($1.01)   $1.12    $2.05    $0.95

Revenue passenger miles (millions)              9,681   10,586   11,613   13,981   10,584   11,240   12,248   14,346
Available seat miles (millions)                12,815   13,566   14,487   16,961   13,808   14,287   14,926   17,529
Passenger load factor (%)                        75.5       78     80.2     82.4     76.7     78.7     82.1     81.8

Operating expense per available seat mile
(CASM)(cents)                                    16.1     16.1     15.7     14.8     17.4     17.8     16.8     15.1
CASM, excluding fuel expense (cents) (4)         12.7     13.1     12.1     10.8     13.2     13.8     12.5     10.7
CASM, excluding fuel expense and
the special charge for labour restructuring         -        -        -        -        -     13.6     12.5     10.7
(cents) (4)
--------------------------------------------------------------------------------------------------------------------


     (1) Quarter 3 2006 includes a special charge of $102 million in connection with Air Canada's obligations for the redemption of pre-2002 Aeroplan miles.

     (2) Quarter 1 2006 includes a special charge for labour restructuring of $33 million.

     (3) Quarter 3 2005 includes a dilution gain of $190 million and a tax provision of $28 million as a result of ACE's IPO of Aeroplan Income Fund. Quarter 1 2006 includes a dilution gain of $220 million and a tax provision of $10 million as a result of ACE's IPO of Jazz Income Fund. Quarter 2 2006 includes a gain of $100 million and a tax provision of $17 million relating to the sale of 3.25 million shares of its holdings in US Airways. Quarter 3 2006 includes a gain of $52 million and a tax provision of $9 million relating to the sale of 1.25 million shares of its holdings in US Airways.

     (4) Refer to "Non-GAAP Financial Measures" on page 25 of this MD&A for additional information.

Seasonality
The Corporation has historically experienced considerably greater demand for its services in the second and third quarters of the calendar year and significantly lower demand in the first and fourth quarters of the calendar year. This demand pattern is principally a result of the high number of leisure travelers and their preference for travel during the spring and summer months. The Corporation has substantial fixed costs that do not meaningfully fluctuate with passenger demand in the short-term.


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                                            Management's Discussion and Analysis
                                                                  Quarter 3 2006

--------------------------------------------------------------------------------
6.   CONTROLS AND PROCEDURES
--------------------------------------------------------------------------------

Disclosure controls and procedures within the Corporation have been designed to provide reasonable assurance that all relevant information is identified to its Disclosure Policy Committee to ensure appropriate and timely decisions are made regarding public disclosure.

ACE's 2005 annual report contains a statement that the Chairman, President and Chief Executive Officer ("CEO") and the Executive Vice President and Chief Financial Officer ("CFO") have concluded that the Corporation's disclosure controls and procedures are effective based upon an evaluation of these controls and procedures conducted at December 31, 2005.

ACE filed certifications, signed by the CEO and CFO, with the Canadian Securities Administrators and the SEC in the United States upon filing of ACE's 2005 Annual Report. In those filings, ACE's CEO and CFO certify, as required in Canada by Multilateral Instrument 52-109 and in the United States by the Sarbanes-Oxley Act, the appropriateness of the financial disclosures and the effectiveness of ACE's disclosure controls and procedures. ACE's CEO and CFO also certify the appropriateness of the financial disclosures in its interim filings with Securities Regulators and the design of the disclosure controls and procedures.

As in prior quarters, ACE's Audit, Finance and Risk Committee reviewed this MD&A and the interim unaudited consolidated financial statements and ACE's Board of Directors approved these documents prior to their release.

--------------------------------------------------------------------------------
7.   MATERIAL CHANGES
--------------------------------------------------------------------------------

There have been no material changes to debt and lease obligations other than those disclosed in section 4 of this MD&A. Similarly, there have been no material changes to capital expenditures, off-balance sheet arrangements, critical accounting estimates and accounting policies, with the exception of the policy on stock-based compensation disclosed in Note 1 to ACE's Quarter 2 2006 and Quarter 3 2006 Interim Unaudited Consolidated Financial Statements, from those disclosed in ACE's 2005 MD&A dated February 9, 2006.

--------------------------------------------------------------------------------
8.   RISK FACTORS
--------------------------------------------------------------------------------

For a detailed description of the possible risk factors associated with ACE and/or its subsidiaries, refer to the section entitled "Risk Factors" in ACE's 2005 Annual MD&A dated February 9, 2006. There have been no material changes to the risk factors disclosed at that time.


--------------------------------------------------------------------------------

[ACE AVIATION  GRAPHIC OMITTED]]

                                            Management's Discussion and Analysis
                                                                  Quarter 3 2006

--------------------------------------------------------------------------------
9.   NON-GAAP FINANCIAL MEASURES
--------------------------------------------------------------------------------

EBITDAR/EBITDA
EBITDAR (earnings before interest, taxes, depreciation, amortization and obsolescence and aircraft rent) is a non-GAAP financial measure commonly used in the airline industry to view operating results before aircraft rent and depreciation, obsolescence and amortization, as these costs can vary significantly among airlines due to differences in the way airlines finance their aircraft and other assets. For segments without aircraft rent, such as Aeroplan and ACTS, EBITDA (earnings before interest, taxes, depreciation, amortization and obsolescence) is used to view operating results before depreciation, amortization and obsolescence, as these costs can vary significantly among companies due to differences in the way companies finance their assets. EBITDAR and EBITDA are not recognized measures for financial statement presentation under GAAP and do not have a standardized meaning and are therefore not likely to be comparable to similar measures presented by other public companies. EBITDAR and EBITDA are reconciled to operating income (loss) as follows:

----------------------------------------------------------------------------------------------------------
($ millions)                                      Quarter 3                           YTD
                                              2006       2005    Change         2006        2005    Change
----------------------------------------------------------------------------------------------------------
Air Canada Services
GAAP operating income                          130        272      (142)         119         282      (163)
Add back:
Aircraft rent                                   74         90       (16)         239         251       (12)
Depreciation, amortization and obsolescence     24        100        24          358         298        60
----------------------------------------------------------------------------------------------------------
EBITDAR                                        328        462      (134)         716         831      (115)
Add back:
Special charge for labour restructuring          -          -         -           28           -        28
Special charge for Aeroplan miles              102          -       102          102           -       102
EBITDAR excluding special charges              430        462       (32)         846         831        15
----------------------------------------------------------------------------------------------------------

Aeroplan
GAAP operating income                           33         21        12          103          72        31
Add back:
Depreciation, amortization and obsolescence      3          2         1           12           5         7
----------------------------------------------------------------------------------------------------------
EBITDA                                          36         23        13          115          77        38
----------------------------------------------------------------------------------------------------------

Jazz
GAAP operating income                           39         38         1          111          95        16
Add back:
Aircraft rent                                   35         22        13          100          52        48
Depreciation, amortization and obsolescence      5          4         1           16          14         2
----------------------------------------------------------------------------------------------------------
EBITDAR                                         79         64        15          227         161        66
----------------------------------------------------------------------------------------------------------

ACTS
GAAP operating income (loss)                     5         15       (10)         (14)         55       (69)
Add back:
Depreciation, amortization and obsolescence      8          8         -           23          24        (1)
----------------------------------------------------------------------------------------------------------
EBITDA                                          13         23       (10)           9          79       (70)
Add back:
Special charge for labour restructuring          -          -         -            5           -         5
EBITDA excluding special charges                13         23       (10)          14          79       (65)
----------------------------------------------------------------------------------------------------------

ACE Consolidated
GAAP operating income                          203        321      (118)         322         489      (167)
Add back:
Aircraft rent                                  108        112        (4)         334         300        34
Depreciation, amortization and obsolescence    145        118        27          419         357        62
----------------------------------------------------------------------------------------------------------
EBITDAR                                        456        551       (95)       1,075       1,146       (71)
Add back:
Special charge for labour restructuring          -          -          -          33           -        33
Special charge for Aeroplan miles              102          -       102          102           -       102
EBITDAR excluding special charges              558        551         7        1,210       1,146        64
----------------------------------------------------------------------------------------------------------


--------------------------------------------------------------------------------

[ACE AVIATION  GRAPHIC OMITTED]]

                                            Management's Discussion and Analysis
                                                                  Quarter 3 2006

Operating expense, excluding fuel expense and the special charge for labour restructuring.

The Corporation uses operating expense excluding fuel expense and the special charge for labour restructuring to assess the operating performance of its ongoing business without the effects of fuel expense and special labour charges. These items are excluded from the Corporation's results as they could potentially distort the analysis of trends in business performance. Fuel expense has increased significantly year-over-year and excluding this expense from GAAP results allows the Corporation to compare its operating performance on a consistent basis. Special labour charges are not reflective of the underlying financial performance of the Corporation from ongoing operations.

Operating expense, excluding fuel expense and operating expense, excluding fuel expense and the special charge for labour restructuring is not recognized measure for financial statement presentation under GAAP and does not have a standardized meaning and is therefore not likely to be comparable to similar measures presented by other public companies. Operating expense, excluding fuel expense and operating expense, excluding fuel expense and the special charge for labour restructuring is reconciled to operating expense as follows:


---------------------------------------------------------------------------------------------------------------------
($ millions)                                         Quarter 3                      YTD
                                                 2006       2005      Change     2006     2005      Change
---------------------------------------------------------------------------------------------------------------------
ACE Consolidated
GAAP operating expense                           2,642     2,512       130     7,689     6,979       710
Remove:
Aircraft fuel                                     (762)     (675)      (87)   (1,962)   (1,620)     (342)
---------------------------------------------------------------------------------------------------------------------
Operating expense, excluding fuel expense        1,880     1,837        43     5,727     5,359       368
Remove:
Special charge for labour restructuring              -         -         -       (33)        -       (33)
---------------------------------------------------------------------------------------------------------------------
Operating expense, excluding fuel expense and
the special charge for labour
restructuring                                    1,880     1,837        43     5,694     5,359       335
---------------------------------------------------------------------------------------------------------------------


---------------------------------------------------------------------------------------------------------------------
($ millions)                                         Quarter 3                    YTD
                                                  2006       2005     Change   2006       2005     Change
---------------------------------------------------------------------------------------------------------------------
Air Canada Services
GAAP operating expense                           2,622     2,485       137     7,603     6,956       647
Remove:
Aircraft fuel                                    (762)     (675)      (87)   (1,961)   (1,620)     (341)
---------------------------------------------------------------------------------------------------------------------
Operating expense, excluding fuel expense        1,860     1,810        50     5,642     5,336       306
Remove:
Special charge for labour restructuring              -         -         -       (28)        -       (28)
---------------------------------------------------------------------------------------------------------------------
Operating expense, excluding fuel expense and
the special charge for labour
restructuring                                    1,860     1,810        50     5,614     5,336       278
---------------------------------------------------------------------------------------------------------------------


Operating expense per available seat mile, excluding fuel expense and the special charge for labour restructuring, is calculated as operating expense, removing fuel expense and the special charge for labour restructuring, divided by ASMs.


--------------------------------------------------------------------------------

[ACE AVIATION  GRAPHIC OMITTED]]

                                            Management's Discussion and Analysis
                                                                  Quarter 3 2006

Operating income, excluding special charges for Aeroplan miles and labour restructuring.

The Corporation uses operating income excluding the special charge for Aeroplan miles and the special charge for labour restructuring to assess the operating performance of its ongoing business without the effects of these special charges. These items are excluded from the Corporation's results as they could potentially distort the analysis of trends in business performance. The special charge for Aeroplan miles is the full and final settlement between the parties in connection with Air Canada's obligations for the redemption of pre-2002 miles. Special charges for Aeroplan miles and labour restructuring are not reflective of the underlying financial performance of the Corporation from ongoing operations.

Operating income, excluding the special charge for Aeroplan miles and the special charge for labour restructuring is not a recognized measure for financial statement presentation under GAAP and does not have a standardized meaning and is therefore not likely to be comparable to similar measures presented by other public companies. Operating income, excluding the special charge for Aeroplan miles and the special charge for labour restructuring is reconciled to operating income as follows:


---------------------------------------------------------------------------------------------
($ millions)                                        Quarter 3                YTD
                                                  2006    2005   Change   2006  2005    Change
---------------------------------------------------------------------------------------------
ACE Consolidated
GAAP operating income                              203    321    (118)    322    489    (167)
Add back:
Special charge for Aeroplan miles                  102      -     102     102      -     102
---------------------------------------------------------------------------------------------
Operating income, excluding the special charge
for Aeroplan miles                                 305    321     (16)    424    489     (65)
Add back:
Special charge for labour restructuring              -      -       -      33      -      33
---------------------------------------------------------------------------------------------
Operating income, excluding the special charges
for Aeroplan miles and labour restructuring        305    321     (16)    457    489     (32)
---------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------
($ millions)                                        Quarter 3               YTD
                                                  2006    2005  Change   2006   2005  Change
---------------------------------------------------------------------------------------------
Air Canada Services
GAAP operating income                              130    272   (142)    119    282   (163)
Add back:
Special charge for Aeroplan miles                  102      -    102     102      -    102
---------------------------------------------------------------------------------------------
Operating income, excluding the special charge
for Aeroplan miles                                 232    272    (40)    221    282    (61)
Add back:
Special charge for labour restructuring              -      -      -      28      -     28
---------------------------------------------------------------------------------------------
Operating income, excluding the special charges
for Aeroplan miles and labour restructuring        232    272    (40)    249    282    (33)
---------------------------------------------------------------------------------------------


Operating margin is calculated as operating income divided by operating revenues.


--------------------------------------------------------------------------------

[ACE AVIATION  GRAPHIC OMITTED]]

                                            Management's Discussion and Analysis
                                                                  Quarter 3 2006

--------------------------------------------------------------------------------
10.  GLOSSARY
--------------------------------------------------------------------------------

EBITDAR -- EBITDAR is earnings before interest taxes, depreciation, amortization and obsolescence and aircraft rent and is a non-GAAP financial measure;

EBITDA-- EBITDA is earnings before interest taxes, depreciation, amortization and obsolescence and is a non-GAAP financial measure;

Available Seat Miles or ASMs -- A measure of passenger capacity calculated by multiplying the total number of seats available for passengers by the miles flown;

Jazz CPA -- The amended and restated capacity purchase agreement, effective January 1, 2006, between Air Canada and Jazz;

Initial Jazz CPA -- The capacity purchase agreement between Air Canada and Jazz Air Limited Partnership which was in effect from October 1, 2004 until December 31, 2005;

Passenger Load Factor -- A measure of passenger capacity utilization derived by expressing Revenue Passenger miles as a percentage of Available Seat miles;

Passenger Revenue per Available Seat Mile or RASM -- Average passenger revenue per ASM;

Revenue Passenger Miles or RPMs -- A measure of passenger traffic calculated by multiplying the total number of revenue passengers carried by the miles they are carried;

Subsidiary or Subsidiaries -- refers to, in relation to ACE, any entity, including a corporation or a limited partnership, which is controlled, directly or indirectly, by ACE;

Yield -- Average passenger revenue per RPM.


--------------------------------------------------------------------------------
                                       28

                                                                      Document 3

                Form 52-109F2 - Certification of Interim Filings

I, Robert A. Milton, President and Chief Executive Officer of ACE AVIATION HOLDINGS INC., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of ACE AVIATION HOLDINGS INC. (the "issuer") for the interim period ending September 30, 2006;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings; and

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared.


Date: November 10, 2006

/s/ Robert A. Milton
-----------------------------
Robert A. Milton
President and Chief Executive Officer

                                                                      Document 4

                Form 52-109F2 - Certification of Interim Filings

I, Brian Dunne, Executive Vice-President and Chief Financial Officer of ACE AVIATION HOLDINGS INC., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of ACE AVIATION HOLDINGS INC. (the "issuer") for the interim period ending September 30, 2006;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings; and

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared.


Date: November 10, 2006

/s/ Brian Dunne
-----------------------------
Brian Dunne
Executive Vice-President and
Chief Financial Officer

                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                             ACE AVIATION HOLDINGS INC.
                                    -------------------------------------------
                                                 (Registrant)

Date:   November 13, 2006           By:   /s/ Carolyn M. Hadrovic
        -----------------------           -------------------------------------
                                          Name:  Carolyn M. Hadrovic
                                          Title: Corporate Secretary